Exhibit 1

MINEFINDERS CORPORATION LTD.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

February 24, 2011

TABLE OF CONTENTS

GLOSSARY AND DEFINED TERMS	i
NOTE REGARDING FORWARD-LOOKING STATEMENTS	v
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	1
INCORPORATION OF FINANCIAL STATEMENTS AND MD&A	1
REFERENCE INFORMATION	1
CORPORATE STRUCTURE	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Financing	5
DESCRIPTION OF THE BUSINESS	6
Overview	6
PRINCIPAL PROPERTY – THE DOLORES PROPERTY	6
Summary of Project Economics	7
Summary of Capital Costs	7
Summary of Dolores Mine Production	8
Description and Location	9
Access and Local Conditions	11
History	12
Geology and Mineralization	12
Exploration	12
Drilling	13
Sampling and Assaying	13
Mineral Resource Estimation	13
Gustavson Associates Reserve Audit	14
Final Pit Design with Haul Roads	14
Dolores Mine Upside Potential	15
SONORA PROPERTIES	16
Advanced Project Areas	16
La Bolsa Property	19
Planchas de Plata and Real Viejo Property	25
La Virginia Gold / Silver District	25
PROPERTY INTERESTS IN THE UNITED STATES	27
SPECIALIZED SKILL AND KNOWLEDGE	28
ENVIRONMENTAL PROTECTION	28
NUMBER OF EMPLOYEES	28
COMPETITION	28
RISK FACTORS	28
DIVIDEND RECORD AND POLICY	40
MANAGEMENT’S DISCUSSION AND ANALYSIS	40
CAPITAL STRUCTURE	40
MARKET FOR SECURITIES	43
PRIOR SALES	44
DIRECTORS AND OFFICERS	45
Shareholdings of Directors and Officers	47
Conflicts of Interest	47
AUDIT COMMITTEE	47
TRANSFER AGENT AND REGISTRAR	48
MATERIAL CONTRACTS	48
INTERESTS OF MANAGEMENT AND EXPERTS	48
ADDITIONAL INFORMATION	49
CHARTER OF THE AUDIT COMMITTEE	50

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this Annual Information Form or in other filings or releases made by the Company.

Adit	A horizontal passage from the surface into the mine, also called a tunnel.
Adularization	Potassic alteration, introduction or replacement by adularia.
Anomaly	A geological feature distinguished by geophysical or geochemical means, which is different from the general surroundings and is often of potential economic value.
Breccia	A coarse–grained clastic rock composed of angular broken fragments.
Cretaceous	The final period of the Mesozoic era (after the Jurassic and before the Tertiary period), that covered the span of time between 65 and 144 million years ago.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
CIM Standards	The CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council from time to time.
Dome	A circular or elliptical uplift, typically volcanic in origin.
Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth’s surface, in the temperature range of 50–200°C.
Gram	0.0321507 troy ounces.
gpt	Grams per tonne.
Graben	An elongate downfaulted basin.
Horst	An elongate block of upfaulted rock.
Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.
Igneous Rock	Rock which formed directly by crystallization from magma.
Interbedded	Beds laid between or alternating with others of different character.
Intrusive	The process of, and rock formed by, intrusion.
Jurassic	The middle period of the Mesozoic era, above the Triassic and below the Cretaceous, that covered the span of time between 200 and 145 million years ago.
Lithology	The description of rocks in hand specimen and in outcrop, relative to such characteristics as color, mineralogic composition, and grain size.
Mesozoic	The era of geologic time above the Paleozoic and below the Cenozoic, approximately from 245 to 65 million years ago.
Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.
Metasediment	Metamorphic rock of sedimentary origin.

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Mineral Reserve	THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND
Probable Mineral Reserve	“PROBABLE MINERAL RESERVE” USED IN THIS ANNUAL INFORMATION
Proven Mineral Reserve

FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (“NI 43-101”). NI 43-101 ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS IN THE CIM STANDARDS.

MINERAL RESERVES ARE SUB-DIVIDED IN ORDER OF INCREASING CONFIDENCE INTO PROBABLE MINERAL RESERVES AND PROVEN MINERAL RESERVES.

Under the CIM Standards, a “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

IN THE UNITED STATES, UNDER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION’S INDUSTRY GUIDE 7 STANDARDS (“GUIDE 7”), A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME OF THE RESERVE DETERMINATION.

Probable Mineral Reserve: Under the CIM Standards, a “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE GUIDE 7 STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES FOR WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Proven Mineral Reserve: Under the CIM Standards, a “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE GUIDE 7 STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES FOR WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF RESERVES ARE WELL ESTABLISHED.

Mineral Resource, Inferred Mineral Resource Indicated Mineral Resource Measured Mineral Resource

THE TERMS “MINERAL RESOURCE”, “INFERRED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “MEASURED MINERAL RESOURCE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101 WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS.

THESE TERMS ARE NOT DEFINED TERMS UNDER GUIDE 7 STANDARDS IN THE UNITED STATES AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY US COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY US COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

Under the CIM Standards, a “Mineral Resource” is a concentration or occurrence of natural, solid, inorganic material, or natural solid or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

Inferred Mineral Resource: Under CIM Standards, an “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource: Under CIM Standards, a “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This mineralized body does not qualify as a commercially mineable ore body, as prescribed under the US Securities and Exchange Commission (“SEC”) standards, until a final and comprehensive economic, technical and legal feasibility study based upon the test results is concluded and supports Proven/Probable Reserves.

Mineralized Deposit

A mineralized body which has been delineated by drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes economic feasibility.

NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects.
Opt	Troy ounces per ton.
Ore	Naturally occurring material from which minerals of economic value can be extracted at a profit.
Ounce or oz.	One ounce troy measure ( 31.10348 grams).
Paleozoic	The era of geologic time from 570 to 245 million years ago, from the end of the Precambrian to the beginning of the Mesozoic.
Placer	A surficial mineral deposit formed by mechanical concentration of mineral particles from weathered rock.
Porphyry	An igneous rock characterized by visible crystals in a fine–grained matrix.
Resistivity	A geophysical technique which measures the electrical resistivity between a set of spaced electrodes to generate a profile of subsurface geology.
Sedimentary Rock	Rock formed by the process of erosion and deposition.
Sericitization	A hydrothermal or metamorphic alteration process involving the introduction of, or replacement by, sericite muscovite.
Silicification	Alteration process involving the introduction of, or replacement by, silica, generally resulting in the formation of fine–grained quartz, chalcedony or opal, which may fill pores and replace existing minerals.
Stockwork	A three–dimensional network of closely spaced planar to irregular veinlets.
Tertiary	The first period of the Cenozoic, after the Cretaceous and before the Quatenary, beginning about 65 million years ago.
Tonne	1,000 kilograms or 1.1023 short tons.
tpd	Tonnes per day.
Tuff	Consolidated or cemented volcanic ash. Sometimes used as a general term for all consolidated pyroclastic rocks.
Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin.)

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) and the documents incorporated by reference into this AIF contain forward-looking statements, within the meaning of applicable Canadian and United States securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘plans,’’ ‘‘projects,’’ ‘‘estimates,’’ ‘‘assumes,’’ ‘‘intends,’’ ‘‘strategy,’’ ‘‘goals,’’ ‘‘objectives,’’ ‘‘potential’’ or variations thereof or stating that certain actions, events or results ‘‘may,’’ ‘‘could,’’ ‘‘would,’’ ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the grammatical and negative variations of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements.’’ Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

  risks related to the Company’s limited history of revenues from mining operations and risks relating to the Company’s ability to successfully produce precious metals profitably;

  uncertainty in the Company’s ability to fund and risks related to the availability of funding the development of its mineral properties or the completion of further exploration programs;

  risks related to the Company’s ability to successfully negotiate and maintain agreements with the Ejido Huizopa or its members;

  risks related to the fluctuation of interest rates and the leverage ratio under the revolving credit facility;

  risks related to accelerated payment obligations due to events of default under the revolving credit facility and/or the 4.50% convertible senior notes;

  risks related to uncertain and volatile economic conditions;

  risks related to changes in the market prices of gold, silver and other minerals which in the past have fluctuated widely and which could affect the profitability of the Company’s operations and financial condition;

  risks related to recent market events and conditions including the Company’s access to credit and capital;

  risks related to differences between US and Canadian practices for reporting resources and reserves;

  uncertainty as to actual costs, production and economic returns with no assurance of profitable mining operations;

  risks related to future drilling results which may not produce reserves and resources that can be mined or processed profitably;

  risks related to the Company’s reserves and resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

  risks related to currency fluctuations;

  risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;

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  risks related to governmental regulations;

  risks related to the Company’s business being subject to environmental laws and regulations which may increase its costs of doing business and restrict its operations;

  risks related to the Company’s primary properties being located in Mexico, including political, economic and regulatory instability;

  uncertainty in the Company’s ability to obtain and maintain certain permits necessary to its current and anticipated operations;

  risks related to the Company’s land reclamation requirements which may be burdensome;

  uncertainty regarding future requirements to fund additional reclamation work during the course of the Company’s mining activities;

  uncertainty relating to the Company’s ability to attract and maintain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively;

  risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

  risks related to the Company’s history of losses, which may continue in the future;

  risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration and development in the future; and

  risks related to the Company’s officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. A discussion of these and other factors that may affect the Company’s actual results, performance, achievements or financial position is contained under the heading “Risk Factors” and elsewhere in this AIF and in the documents incorporated and deemed to be incorporated herein.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as may be required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The Company uses the US dollar as its reporting currency. This AIF contains references to both US dollars and Canadian dollars. All dollar amounts, unless otherwise indicated, are expressed in US dollars and Canadian dollars are referred to as “CDN$”.

The annual high, low, average and end of period exchange rates for the US dollar in terms of Canadian dollars for each of the periods indicated, being the noon exchange rates published by the Bank of Canada, were as follows:

Company’s Fiscal Year Ended December 31,

	2010	2009	2008	2007	2006
High	$1.0778	$1.3000	$1.2969	$1.1853	$1.1726
Low	$0.9946	$1.0292	$0.9719	$0.9170	$1.0990
Average	$1.0299	$1.1420	$1.0660	$1.0748	$1.1342
Period End	$0.9946	$1.0466	$1.2246	$0.9881	$1.1653

On February 22, 2011, the exchange rate of Canadian dollars into United States dollars, being the noon exchange rate published by the Bank of Canada, was US $1.00 equals CDN$0.99.

INCORPORATION OF FINANCIAL STATEMENTS AND MD&A

The 2010 audited consolidated financial statements of the Company (the “Financial Statements”) include its consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows of the Company for the years ended December 31, 2010, 2009 and 2008, together with the notes thereon. The Financial Statements have been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com), and are incorporated by reference into this AIF. Also incorporated by reference into this AIF is Management’s Discussion and Analysis (“MD&A”) dated February 24, 2011, which has also been filed with Canadian securities regulatory authorities on SEDAR (available at www.sedar.com). All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Differences between Canadian and US GAAP pertaining to the Company are described in Note 13 to the Financial Statements.

REFERENCE INFORMATION

“Company” refers to Minefinders Corporation Ltd. alone unless the context indicates that it should refer to Minefinders Corporation Ltd. and one or more of its subsidiaries.

Unless otherwise noted, the information contained in this AIF is given as of December 31, 2010.

All documents referred to in this document as having been filed on SEDAR are available at www.sedar.com.

CORPORATE STRUCTURE

The Company was incorporated by articles of incorporation under the Business Corporations Act (Ontario) on February 4, 1975, under the name “Twentieth Century Explorations Inc”.

Its articles were amended on May 10, 1979 to change its name from “Twentieth Century Explorations Inc.” to “Minefinders Corporation Ltd.”; to consolidate 3,075,445 issued shares without par value into 615,089 issued shares; and to increase the authorized capital of the Company to 3,000,000 shares without par value. The articles were further amended on August 25, 1989 to change the authorized capital to an unlimited number of shares; on September 21, 1995 to change the number of directors from a fixed Board consisting of five directors to a minimum number of three and a maximum number of nine directors; and on July 3, 1997 to remove the restrictions on business that the Company may carry on or the powers that it may exercise.

On June 16, 2005 the Company adopted a new By-law No. 7 under the Business Corporations Act (Ontario), which is more in keeping with current corporate laws, securities regulation and business practices. All prior by-laws were repealed.

By-law No. 7 is in most material respects the same as the previous by-law. The most significant change is an increase in the quorum requirement at a meeting of shareholders, from two persons present in person (each being a shareholder entitled to vote at such a meeting or a duly appointed proxy holder for an absent shareholder so entitled), to two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

By-law No. 7 is attached to the Management Information Circular dated April 18, 2005 as Schedule “B”, and may be found on SEDAR at www.sedar.com or obtained from the Secretary at the address given in the following paragraph.

The Company’s head and principal office is located at 2288 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 2K3. The Company maintains an exploration office in Reno, Nevada, United States of America, an operations office in Chihuahua, Mexico, an open pit heap-leach mine and processing plant in the State of Chihuahua, Mexico (the “Dolores Mine”), and a metals trading office in Holetown, Barbados.

The following table names each subsidiary of the Company, the jurisdiction of its incorporation and the Company’s direct or indirect percentage ownership.

Name	Place of Incorporation	Percentage Ownership
Compañía Minera Dolores, S.A. de C.V.	Mexico	100%
Minera Minefinders, S.A. de C.V.	Mexico	100%
Servicios Mineros Sierra, S.A. de C.V.	Mexico	100%
Servicios Operativos Sierra, S.A. de C.V.	Mexico	100%
Minefinders (USA.) Inc.	Nevada	100%
MFL Metals Trading Ltd.	Barbados	100%

The Company’s operations in Mexico, the USA and Barbados are conducted through these subsidiaries.

The Company is a reporting issuer in all provinces and territories in Canada. The Company’s Common Shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on the NYSE Amex Equities (“Amex”) (formerly the American Stock Exchange) under the symbol “MFN”.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is in the business of exploration for, and development and mining of, precious and base metal properties. Interests in these properties are held directly and indirectly through exploitation and exploration concessions, leases, options and working interests. The Company’s properties are located in Mexico and the United States. The Company’s principal and only material mineral property interest is the Dolores property, located in Chihuahua, Mexico. A feasibility study for the Dolores property was completed in 2006, followed by capital financing and the purchase of mining and processing equipment. Construction of an open pit heap leach mine was started in 2006 and largely completed during the fourth quarter of 2008. Mining operations began in late 2007 and commissioning of the plant and processing equipment was completed in the second half of 2008 with commercial production commencing May 1, 2009. In addition to constructing an operating open pit heap leach mine, the Company constructed a 92-kilometre long main access road, a 300-person operations camp including employee housing, water and sanitation systems, and service facilities including an office complex, assay laboratory, maintenance shops, and power stations. The Company also constructed community housing and infrastructure for local inhabitants.

On November 17, 2008, the Company announced the first pour of gold and silver doré at the Dolores property. From that date, production exceeding 1.7 million ounces of gold and 64 million ounces of silver is projected over the life of the mine, which is anticipated to extend for more than 15 years.

The Company also has property interests in Sonora, Mexico (the "Sonora Properties"). The Sonora Properties include the reserve and resource bearing La Bolsa gold and silver deposit, the La Virginia gold and silver prospect, the Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various stages of exploration. The Company has other mineral property interests in northern Mexico and in the United States which are in the early exploration stage.

Development and Production

In June 2002, the Company initiated a drilling program designed to bring the Dolores property to final feasibility and lead to a production decision. This drilling program was expanded in 2003 through 2007 to include condemnation and geotechnical drilling. Other activities on the Dolores property included additional geological mapping and sampling, road construction, initiating the community relocation program and, from April 2006 through April 2009, construction and commissioning of an 18,000 tonnes per day, heap-leach, gold and silver mine. First production of gold and silver at the Dolores Mine occurred in the fourth quarter of 2008 with commercial production commencing on May 1, 2009.

The initial economics for the Dolores Mine were established in an independent feasibility study prepared by Kappes, Cassiday & Associates of Reno, Nevada (the “KCA report”). The report is entitled “Technical Report For the Dolores Heap Leach Project In Mexico”, is dated April 11, 2006, and is available on SEDAR at www.sedar.com. Based on interim conclusions made available to the Company, on February 23, 2006 the board of directors of the Company approved the construction, by its wholly-owned subsidiary Compañía Minera Dolores S.A. de C.V. (“CMD”), of a conventional open pit heap leach mine and processing plant, subject to obtaining all necessary permits and the required funding. Construction of the mine commenced at Dolores shortly thereafter.

In April 2006, the Company completed an internal update of the resource model (see news release dated April 25, 2006 and the SEDAR filing of the NI 43-101 technical report) that incorporated all drilling results completed through 2005. In July 2006, the Company updated its estimated reserve base (reported in a news release dated July 25, 2006). An internal technical report on the internal mineral reserve update was filed on September 7, 2006 and is available on SEDAR.

An updated resource model (“updated resource”), incorporating all drill results through December 2006, was reviewed and audited during the second quarter of 2007 by the independent engineering firm of Chlumsky, Armbrust and Meyer (“CAM”) of Denver, Colorado and was reported by news release on June 12, 2007. An NI 43-101-compliant technical report in support of this updated resource audit dated July 26, 2007 was filed and is available on SEDAR. At a 0.4 gpt cutoff grade, the updated resource model estimated 106.3 million tonnes grading 0.918 gpt gold and 43.5 gpt silver in the measured and indicated categories. The measured and indicated resource using a 0.4 gpt gold-equivalent (“AuEq”) cutoff represents an increase of 23.1% in contained gold and 21.3% in contained silver when compared to the previously audited resources reported in December, 2004.

On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. A NI 43-101 technical report dated March 25, 2008 (the “Gustavson report”) supporting the updated economics and reserves was prepared by Gustavson and Associates of Denver, Colorado (“Gustavson”) and filed on SEDAR.

The updated in-pit reserve estimation was prepared and audited by Gustavson and is based on the updated resource. It is the first independent estimation of reserves at Dolores since the KCA report. Assuming a base case gold price of US$600/oz and silver price of US$10/oz, when adjusted for stockpiled material, the open-pit reserve base at the Dolores Mine increased to 2.44 million ounces of gold and 126.64 million ounces of silver (or 4.55 million gold equivalent ounces using a silver to gold ratio of 60:1). This is an increase of 24.8% in contained gold reserve and an increase of 22.1% in contained silver reserve from the KCA report. The reserves are contained in 99.3 million tonnes of proven and probable ore having an average grade of 0.77 gpt gold and 39.67 gpt silver and using economic gold equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types.

The Dolores property is open in all directions, and there is significant potential for underground resources to be identified. An updated reserve and resource for the Dolores property, including drill results not previously included in the estimation, is in process.

Mining operations at the Dolores Mine began in late 2007 with pre-commercial production of gold and silver commencing in November of 2008. Pre-commercial production operating costs, net of sales revenue, were capitalized to mine development costs until the commencement of commercial production on May 1, 2009. Production to December 31, 2010 is as follows:

  In 2008, 3,093 ounces of gold and 57,378 ounces of silver were produced, all in November and December.

  In 2009, 77,264 ounces of gold and 1,318,245 ounces of silver were produced.

  In 2010, 56,110 ounces of gold and 1,218,664 ounces of silver were produced.

For the 2011 year, the Company is forecasting production of between 65,000 and 70,000 ounces of gold and between 3.3 million and 3.5 million ounces of silver. Detailed discussion of 2010 operating results and the 2011 production forecast is included in the Company’s MD&A dated February 24, 2011, which has been filed on SEDAR (available at www.sedar.com).

In April 2010, the Company reported results of a draft pre-feasibility study assessing the economic benefit of adding a mill to the Dolores Mine. Based on the results of the draft pre-feasibility study, the Company is progressing to a detailed feasibility study on the construction of a mill at the Dolores Mine. The mill would treat high-grade ore from the open pit, process additional underground ore and increase production capacity. In advancing the feasibility study, additional mill options are being reviewed and evaluated in the context of the economic considerations pertinent to the Company prior to a construction decision.

In addition, a core and RC drill program has been conducted at Dolores during the last two years to investigate mineralized targets including expansion of the peripheral East Dike mineralization, extension of the mineralization south of the current open pit mine and mineralization beneath the open pit that could be mined from underground. Results of this drill program are encouraging with results confirming the potential to both expand the current open pit to the south and develop underground sources of ore below and peripheral to the open pit. Exploration drilling results at Dolores to date will be incorporated into an updated resource which is currently in process.

Exploration

Exploration activities during the last three years have focused on the Sonora Properties with 2010 exploration drilling more specifically directed at the La Bolsa and La Virginia properties.

In July, 2010, the Company reported the results of an independently prepared pre-feasibility study for the La Bolsa property. The study contemplates conventional open-pit mining methods at La Bolsa with low-cost heap-leach processing. Throughput is projected at 8,500 tonnes of ore per day with two-stage crushing and gold and silver recovery achieved through a carbon absorption recovery system. The minable reserve, using prices of $825 per ounce of gold and $14 per ounce of silver contains 316,135 ounces of gold and 4.5 million ounces of silver. Assuming average recoveries of 72% for gold and 7% for silver, the total production from La Bolsa is estimated at 227,600 ounces of gold and 315,100 ounces of silver over a six year mine life. The life of mine reserve strip ratio is estimated at 1.9 to 1 waste to ore and the operating strip ratio is estimated at 1.5 to 1 waste to ore, net of capitalized pre-stripping.

In September 2010, the Company reported the discovery of a new gold and silver system at its La Virginia property. Mineralization occurs in epithermal quartz-chalcedony stockworks, veins and hydrothermal breccias with widths that can vary from one metre to greater than 30 metres. Drill intercepts in the highest portions of the system display high-level alteration and mineralogy including abundant chalcedony suggesting that for most of the zone the bonanza gold and silver portion of the system remains intact at depth. Sulfides, including occasional silver sulfides, are common in the mineralized zone with mixed oxidation occurring throughout most of the zone tested to date.

Additionally, Minefinders continued to acquire surface and mineral rights within additional areas in northern Mexico in conjunction with continued reconnaissance, evaluation, and detailed sampling and mapping. In total, approximately 120,000 hectares of mineral rights within the state of Sonora, Mexico are currently controlled by the Company. The Company is also reviewing other advanced opportunities throughout Mexico.

Financing

In the last three years, the Company has completed various financings primarily to fund the development, construction, commissioning and expansion of the Dolores Mine, for debt repayment, continued development of the La Bolsa project and to maintain adequate working capital. On December 11, 2008, the Company completed a CDN$40.02 million bought deal equity financing in which a syndicate of underwriters purchased 9,200,000 units from the Company for sale to the public at a price of CDN$4.35 per unit for net proceeds of US$31.1 million. Each unit consisted of one common share of the Company (“Common Share”) and one half of one Common Share purchase warrant (“Warrant”). Each whole Warrant entitles the holder to purchase one Common Share at a price of CDN$5.00 per Common Share, on or before December 31, 2011. The Warrants are listed and trade on the TSX under the symbol MFL.WT.

On September 29, 2009, the Company completed a CDN$66 million bought deal equity financing in which a syndicate of underwriters purchased 6,200,000 Common Shares from the Company for sale to the public at a price of CDN$10.65 per share for net proceeds of US$56.7 million. On October 7, 2009, the underwriters exercised their overallotment option and purchased an additional 350,000 Common Shares from the Company at a price of CDN$10.65 for net proceeds of US$3.3 million.

In November, 2010, the Company completed the exchange of an aggregate of $32.9 million of the principal due under the $85 million face value of 4.5% unsecured convertible senior notes maturing December 2011 (the “2011 Notes”) for consideration of new 4.50% convertible senior notes, due December 15, 2015 (the “2015 Notes”), in the aggregate principal amount of $36.2 million. Interest on the 2015 Notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2011. The 2015 Notes are convertible into Common Shares at approximately $11.97 per share. A total of 3,027,152 Common Shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, the Company has the option to settle all or a portion of the obligation in cash in respect of both the 2011 Notes and the 2015 Notes (together, the “Notes”).

On December 9, 2010 the Company renewed its existing $50 million revolving three year term credit facility with the Bank of Nova Scotia for an additional three years. The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 200 to 400 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. At December 31, 2010, $33 million was available for drawdown under the credit facility.

On December 20, 2010, the Company completed a CDN$151.5 million bought deal equity financing in which a syndicate of underwriters purchased 13,650,000 Common Shares from the Company for sale to the public at a price of CDN$11.10 per share for net proceeds of $141.4 million.

In addition to interest earned on bank deposits, the Company received net proceeds on exercise of stock options of $2.3 million in 2008, $1.1 million in 2009 and $1.3 million in 2010.

DESCRIPTION OF THE BUSINESS

Overview

The information provided under this caption and under “Principal Property - The Dolores Property”; “Sonora Properties”; and “Property Interests in the United States” has been prepared by Mark H. Bailey, M.Sc., P.Geo., President & CEO of the Company, who is a “qualified person” as defined in NI 43-101. The information has largely been derived from reports prepared by other “qualified persons” who are named in this AIF.

The Company is an exploration, development and mining company. The Company’s principal and only material property is the Dolores property. The Dolores property contains an economically viable ore body on which a producing gold and silver mine is now commercially operating.

The Company also has property interests in Sonora, Mexico (which include the resource bearing La Bolsa deposit, the La Virginia prospect, the Real Viejo prospect, the Planchas de Plata prospect and various grassroots properties). With the exception of the La Bolsa deposit, the Sonora Properties are without a known body of commercial ore. There is no surface plant or equipment on any of these properties.

In the following discussions on the Company’s several properties and projects, the reader is cautioned that any statements pertaining to the results of an economic analysis of mineral resources that are not mineral reserves do not demonstrate their economic viability.

PRINCIPAL PROPERTY – THE DOLORES PROPERTY

In 2006, the Company received a bankable-level feasibility study from KCA on its 100% owned Dolores gold and silver deposit in Chihuahua, Mexico. On the basis of that study, in February 2006, the Company’s Board of Directors directed management to proceed with the development and construction of an 18,000 tonnes per day open-pit, heap leach mine at Dolores, subject to permits and financing, both of which were obtained. On February 14, 2008, the Company reported updated reserves and economics for the Dolores Mine taking into account the increase in operating and capital cost estimates, higher gold and silver prices and an increase in proven and probable reserves from those incorporated in the KCA report. Details of the updated reserves and economics for the Dolores Mine are detailed in the Gustavson report. Construction of the Dolores Mine was completed in 2008, pre-commercial production of gold and silver commenced in November 2008 and commercial operations were achieved commencing May 1, 2009.

The operations are entirely conventional. Ore mined in the open pit is trucked to a three-stage crushing system, and then conveyed to and stacked on permanent pads where it is leached using a sodium cyanide solution. The resulting solution containing gold and silver is processed in a standard Merrill-Crowe recovery plant to recover the precious metals for smelting, and transportation to a refinery. The metals are sold to a refinery or to other participants in the world-wide commodity markets that exist to trade in these metals.

Life of mine production and economic forecasts, based on results expected after a normal start-up period, are discussed in detail in the Gustavson report and in summary later in this section of the AIF.

Environmental requirements and a summary of applicable Mexican taxes are also discussed in the Gustavson report.

Most of the information given in this section is derived from the Gustavson report dated March 25, 2008 entitled “Technical Report on the Mineable Reserve for the Dolores Gold-Silver Project, Chihuahua State, Mexico”, which has been filed on SEDAR, is available at www.sedar.com, and which is incorporated in this AIF by reference. The principal author of the Gustavson report was William Crowl, who is an independent “qualified person” as defined in

NI 43-101. Information given in this section is also derived from the updated resource model reviewed and audited during the second quarter of 2007 by CAM for which an NI 43-101-compliant technical report dated July 26, 2007 was filed on SEDAR and is incorporated in this AIF by reference. The Gustavson and CAM reports have not been updated to account for subsequent operating and production results. No technical reports on the Dolores Mine have been filed subsequent to the Gustavson report.

Summary of Project Economics

The estimated economics of the Dolores mine plan are summarized as follows:

  Initial capital costs, including a $10 million contingency and pre-commercial production operating costs, of $192 million;

  Sustaining capital costs over the life of mine of $50 million;

  Estimated life of mine average cash operating costs of $297 per ounce of gold and gold-equivalent silver (AuEq - based upon a 1:52, gold:silver ratio), or $32 per ounce gold, net of silver credits (using $13 per ounce silver), excluding royalties;

  Pre-tax cash flow having an estimated undiscounted net present value of $831 million and an internal rate of return of 26% before taxes.

Total estimated revenues from the sale of gold and silver over the life of mine exceeds $2 billion based on $675 per troy ounce for gold and $13 per troy ounce for silver. Metal prices were calculated in the Gustavson report based on a weighted average of 60% historical data and 40% future projections.

The financial analysis was prepared on a pre-tax basis with sensitivities evaluated for the metal prices, capital cost, operating cost and metal production. A detailed after-tax inclusive financial analysis was outside the scope of the Gustavson report.

On a pre-tax basis, the project has an NPV (at 3% percent discount rate) of $563 million with an internal rate of return of 26% and a payback of 2 years.

Gustavson ran cash flow sensitivities at plus and minus five and ten percent to changes in operating and capital costs, metal price, and recovered metal. The Dolores Mine is most sensitive to metal price changes, followed by variations in recovered metal, operating costs and capital costs.

The open-pit mine plan and Dolores Mine economics do not take into account significant high-grade gold and silver mineralization that lies below and up to one kilometre peripheral to the proposed pit or increased gold and silver production that would result from processing high grade open pit ore through a mill. A mill feasibility study and evaluation of underground development are currently in progress.

The Dolores Mine life of mine economics have not been updated subsequent to the Gustavson report. An updated reserve and resource estimate is currently in process.

Summary of Capital Costs

Initial capital and pre-commercial production operating costs estimated in the updated economics totalled $192 million with life of mine sustaining capital costs estimated at $50 million. At December 31, 2008, with construction of the Dolores Mine complete, $227.7 million had been capitalized to mineral property, plant and equipment related to the construction and commissioning of the Dolores Mine. Of this amount, approximately $8 million is non-cash stock-based compensation expense and currency translation adjustments and $9.7 million is capitalized acquisition costs, which are outside the scope of the initial capital estimate. The remainder of the variance is due to delays and associated costs resulting from previously disclosed engineering and construction issues and the intermittent blockades during the second and third quarters of 2008. Pre-commercial production mining and processing expenses, net of associated revenue from gold and silver sales, were capitalized until commercial production for accounting purposes was achieved effective May 1, 2009.

Reclamation and closure costs are estimated to be $9.3 million or about $0.10 per tonne of crushed ore. These costs are not included in projected cash operating costs, but are included in the life of mine cash flows.

Summary of Dolores Mine Production

The mine plan estimates production of 99.3 million tonnes of proven and probable ore reserves at an average grade of 0.77 gpt gold and 39.67 gpt silver, with a strip ratio of 3.7:1, and using economic gold-equivalent cut-off grades ranging from 0.26 gpt to 0.37 gpt for the various ore types. Weighted average recovery from the leach pad is estimated at 74% for gold and 51% for silver. The life of mine plan contemplates placement of approximately 2.44 million ounces of gold and 126.6 million ounces of silver on the heap leach pad and recovery of 1.766 million ounces of gold and 64.4 million ounces of silver (3.0 million ounces of AuEq) over a 15.5 year mine life. These figures have not been updated for production of gold and silver from Dolores in 2008, 2009 and 2010.

Proven and Probable Reserves

NI 43-101 technical report dated March 25, 2008 is available on SEDAR

Reserves(1)(2)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt)(3)	AuEq (Oz)(3)
Proven	56,629,000	0.80	1,453,946	40.32	73,415,147	1.47	2,677,532
Probable	42,675,000	0.72	989,713	38.80	53,229,746	1.37	1,876,875
Proven & Probable	99,305,000	0.77	2,443,659	39.67	126,644,893	1.43	4,554,407

(1)

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004. Gustavson has prepared and audited these estimates. William J. Crowl of Gustavson is the “qualified person” as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding. Proven and probable reserves have not been updated for production of gold and silver from the Dolores Mine in 2008, 2009 and 2010.

(2)	Using $600 per ounce gold; $10.00 per ounce silver.
(3)	AuEq ounces are based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Measured and Indicated Resources

The total audited measured and indicated resources at Dolores (which include the mineral reserves) at December 31, 2007, are 3.1 million ounces of gold and 148.7 million ounces of silver, contained in 106.3 million tonnes grading 0.918 gpt gold and 43.5 gpt silver, at a cutoff grade of 0.4 gpt AuEq. An additional 661,000 ounces of gold and 27.5 million ounces of silver, contained in 30.3 million tonnes, are classified as “inferred resources” (see news release dated June 12, 2007 and SEDAR filings, available at www.sedar.com, for NI 43-101 technical reports). These resources have not been updated for production of gold and silver from the Dolores Mine in 2008, 2009 and 2010.

NI 43-101 technical report dated July 26, 2007 is available on SEDAR

Resources (4)(5)	Tonnes	Gold (gpt)	Gold (Oz)	Silver (gpt)	Silver (Oz)	AuEq (gpt) (6)	AuEq (6) (Oz)
Measured	54,092,000	0.980	1,705,000	46.5	80,788,000	1.754	3,051,000
Indicated	52,200,000	0.853	1,432,000	40.5	67,954,000	1.528	2,565,000
Measured + indicated	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
Inferred	30,350,000	0.677	661,000	28.2	27,517,000	1.147	1,120,000

(4)

Measured and indicated resources and inferred resources estimates were prepared by employees of the Company under the supervision of Mark H. Bailey, P. Geol., President and Chief Executive Officer, and audited by CAM. Some numbers may not sum due to rounding. Measured and indicated resources and inferred resources have not been updated for production of gold and silver from the Dolores Mine in 2008, 2009 and 2010.

(5)	0.4 gpt AuEq cutoff; cutoff based on gpt AuEq at 75:1 silver to gold ratio, having regard to metallurgical recoveries.
(6)	Based on a 60:1 silver to gold ratio, without regard to metallurgical recoveries.

Description and Location

The Dolores Mine is located in the Sierra Madre Occidental Range in the State of Chihuahua, northern Mexico at Latitude 29° 00’ North, Longitude 108°32’ West. It is in the Municipality of Madera, about 94 km by road (45 km by air) southwest of the town of Madera, and 250 km west of the city of Chihuahua (Figure 4-1).

Mineral rights to the Dolores Mine are controlled by three mining concessions shown in Table 1 and Figure 4-2, below. The Company, through its wholly owned Mexican subsidiary CMD, directly owns the Dolores, Silvia and Unificacion Real Cananea concessions. The total area of concessions under control of the Company is 27,700 hectares.

As of September 2006, payment for the several smaller concessions was completed and full title transfers were duly registered and recorded by November of 2006, giving the Company 100 percent interest in all of the properties. A Net Smelter Return (NSR) royalty of 2 percent on silver and 3.25 percent on gold production is payable to Royal Gold, Inc. This royalty ownership only applies to the Dolores deposit contained within the confines of the Unificacion Real Cananea concession. There is no royalty on the other two concessions, which at this time do not contain reserves.

Table 1

Dolores Mineral Concessions	Title No.	Area (ha)	Expiry Date
Silvia	217587	2,866	August 20, 2052
Unificacion Real Cananea	227028	1,920	December 12, 2039
Dolores	221593	22,914	March 3, 2054
Total		27,700

The three concessions shown on Figure 4-2 and listed in Table 1 are contiguous and cover the Mineral Resource defined in this study. All claims, license fees and taxes for property owned or under the control of the Company, have been fully paid and are up to date. All concessions have been converted to exploitation status and the Company has the access and the right to carry out exploration activities up to and including all mining operations.

EJIDO CEBADILLA DE DOLORES
EJIDO HUIZOPA
LOS CEDRITOS
CHARRAMUSCAS
EJIDO EL LARGO
COMUNIDAD DE YEPACHI
A YEPACHI
N
DESCRIPTION
DOLORES PROJECT
MINING CONCESSIONS

Prepared By	Date of Issue: 03-12-08	Client Name: ***Minefinders Corporation, LTD***	FIGURE 4-2
GUSTAVSON ASSOCIATES GEOLOGISTS · ENGINEERS · APPRAISERS	Project No. MCL002	Project Name: Dolores Project	Dolores Mining Concessions
	Drawing File Name: miningconcessions.cdr

Access and Local Conditions

The property is accessed via a 92-km access road suitable for truck traffic from Yepachi, Chihuahua. Alternative access is via dirt roads from Madera or light aircraft landing on a dirt landing strip located about 8 km from the mine site. Topography is rugged, with elevations ranging from 1,200 to 2,000 metres. Vegetation is characteristic of the Sierra Madre, with thorny plants and cacti, replaced by oak and pine forests at higher elevations. The climate is typical of the Sierra Madre with an average temperature of 18° C, lows of -10° C and highs of 45° C. Precipitation averages 250 mm, most of it occurring from July to September as brief heavy rainstorms. Snowfall is common in December and January but does not remain on the ground for long. Water is available from a small local reservoir, from underground workings, and from Rio Tutuaca.

The original village of Dolores occupied an area directly over the southern extend of the mineral resource. The agreement between the Company and the Ejido Huizopa allows for the relocation of the village which was completed in 2009. New homes for the villagers have been completed about three kilometres from the mine site. Residents of the old village have relocated to either the new Dolores village or elsewhere.

History

Mining in the Dolores region started in the 1800s. Mechanized production occurred between 1915 and 1929, with no records of any production since that time. Incomplete mining records from 1922 to 1931 indicate that total production during this time was about 372,000 tonnes of ore containing over 116,000 ounces of gold and 6 million ounces of silver. Most of this production came from several underground mine stoping operations within and beyond the Dolores resource study area.

The district then remained idle until 1993 when the Company began acquiring a land position. Drilling started in 1996, with a total of over 200,000 metres of combined core and reverse circulation drilling in 850 holes to June of 2007. Several independent mineral resource estimates of the Dolores property were prepared between 1997 and 2007, showing an increasing mineral inventory as drilling progressed. A complete bankable level feasibility study for the project was prepared by KCA in 2006, and project construction started shortly thereafter. Additional exploration drilling was completed in 2006 with the objective of obtaining data that would further enhance the quality of the Mineral Resource estimate. CAM was engaged in May 2007 to prepare a new audit of the updated resource estimation that integrated the newly acquired data. Gustavson was retained in November of 2007 to prepare a reserve estimate and production schedule based on the audited Dolores April 2007 mineral resource. First gold and silver production began in November 2008 with commercial production commencing May 1, 2009.

Geology and Mineralization

The Dolores gold-silver deposit in the Sierra Madre Occidental is a low- to medium-sulfidation epithermal deposit hosted in andesidic volcanic rocks of the Lower Volcanic Series of Tertiary age. Mineralization is present in a NNW-striking, steeply-dipping structural zone, and is concentrated in fractures and stock works that lie within and adjacent to latite dikes. The deposit shows characteristics similar to economic deposits in volcanic rocks of Tertiary age in Mexico, South America, Indonesia and elsewhere. Gold and silver mineralization is present in veins, silica stockworks, breccias and replacements. Deeper mineralization tends to be preferentially concentrated in high-grade structurally controlled zones that evolve into wider stockworks, veinlets and disseminations at higher elevations. Mineralization is limited to the lowermost portion of the less competent, more permeable, latite flows and tuffs that overlie the andesitic host rocks. Minerals present include galena, sphalerite, stibnite, arsenopyrite pyrite, silver sulfides, native silver and visible gold. Clay-illite-hematite alteration with no significant gold or silver values (commonly referred to as “steam heated” alteration) also is present above and lateral to mineralized zones and is a characteristic feature of this type of epithermal mineralization.

Mineralization occurs in an area over 4,000 metres long and up to 1,000 metres wide, with over 700 metres of vertical extent. The extent of mineralization at depth has not been fully defined. The bulk of the deposit is high in the system where feeders widen into breccias and stockworks up to a few hundred metres wide that form halos around the main structures. Grades in the feeders are in the ranges of 10 to 30 gpt gold and 300 to more than 1,000 gpt silver. Disseminated mineralization that lies adjacent to high grade feeder structures at upper levels has lower grades in the range of 0.3 to 2 gpt gold and up to 150 gpt silver. The width of coherent mineralization commonly is about 200 up to 300 metres wide, and lies in zones that trend NNW and dip steeply to the west.

Some vein and disseminated gold-silver mineralization is known to extend in a NNW and SSE direction beyond the limits of the resource estimate area. This mineralization may be considered exploration potential and may eventually be classed as resource.

Exploration

During 1994, Minefinders carried out limited initial mapping and sampling to evaluate the Dolores property. Since November 1995, the property has been subject to extensive geological, geochemical and geophysical surveys and exploratory drilling to identify drilling targets and define a mineralized gold and silver system. Additionally, surface and underground sampling has exceeded 10,000 rock chip samples.

An exploration drill program intended to expand the resource below and peripheral to the open pit mine was initiated at Dolores in the fourth quarter of 2009 and continued through 2010. No changes to the resource model have occurred since CAM’s audit of the resource in July 2007. An updated reserve and resource estimate taking into account drilling results not currently included in the model is currently in process.

Drilling

The mineral resource estimate has not changed since it was last audited by CAM in July 2007. Sixteen reverse circulation holes and thirteen diamond drill holes were not included in the CAM audit because the results were not available at that time. Gustavson has not modified the earlier resource estimate and has not included these drill holes in its analysis. This subsequent drilling is designed to expand the known resource at Dolores and does not affect or otherwise influence the minable mineral reserves considered here.

Sampling and Assaying

CAM reported in its NI 43-101 compliant audit that logging and sampling procedures in 2006-7 followed industry-standard norms, as did earlier drilling campaigns. CAM concluded the quality assurance and quality control used by the analytical laboratories and by the Company’s protocols are appropriate and conform to common industry practice.

Mineral Resource Estimation

The Dolores mineral resource was audited in July 2007 by CAM. The Company provided Gustavson with the audited resource block model, from which Gustavson developed the minable reserves and production schedule. Gustavson was not charged with validating or verifying the previously audited resource estimate. Gustavson used a re-blocked resource model to more closely represent current mining practice and the equipment fleet now mining the deposit. Gustavson investigated the re-blocked model tonnage and grade to verify that the re-blocked model represents minable units.

The Company’s Mineral Resource estimates, as audited and publicly released on June 12, 2007, are shown in Tables 2 and 3. These resources have not been updated for production of gold and silver from the Dolores Mine in 2008, 2009 and 2010.

Table 2 - Dolores Measured and Indicated Mineral Resource Estimates

(Minefinders, 2007- Audited by CAM)

Cutoff g/t [1]	Tonnes	Gold g/t	Gold ounces	Silver g/t	Silver Ounces	Aueq g/t [2]	Aueq ounces [2]
3.0	10,571,000	3.844	1,306,000	155.3	52,769,000	6.432	2,186,000
2.0	20,225,000	2.721	1,769,000	114.6	74,539,000	4.632	3,012,000
1.0	45,077,000	1.680	2,435,000	76.1	110,305,000	2.949	4,273,000
0.8	55,032,000	1.470	2,602,000	67.4	119,201,000	2.593	4,588,000
0.6	73,436,000	1.202	2,838,000	56.0	132,095,000	2.135	5,039,000
0.5	88,295,000	1.052	2,987,000	49.5	140,531,000	1.877	5,329,000
0.4	106,292,000	0.918	3,137,000	43.5	148,743,000	1.643	5,616,000
0.3	123,382,000	0.819	3,249,000	39.0	154,826,000	1.470	5,829,000

1. Cutoff based on grams per tonne AuEq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.
2. Grams per tonne AuEq resource based on updated 60:1 silver to gold ratio.

Table 3 - Dolores Inferred Mineral Resource Estimate (Minefinders, 2007) 0.4 g/t Cutoff

	Tonnes	Gold ounces	Silver (ounces)
Inferred	30,350,000	661,000	27,517,000

1. Cutoff based on grams per tonne AuEq at a 75:1 silver to gold ratio having regard to metallurgical recoveries.

Gustavson Associates Reserve Audit

Gustavson verified the reserve model by re-estimating the grade using longer composite intervals and alternative modeling techniques. Results indicate the mineral resource estimate is reasonable. Re-blocking the resource model to 6x10x7.5 metre blocks appears to produce selective mining unit grades similar to other estimation methods.

The Dolores mineral reserve estimate was created and modeled using Datamine’s version 4.0 (release 1740.7) NPV scheduler. The re-blocked resource model was used for the optimization analysis using the Datamine economic pit limit optimizer. Gustavson ran the model utilizing incremental profit factors from 1% to 100% (full value) of the calculated block value to create shells of increasing total value and decreasing marginal value. Gustavson used pit 38 shell as a basis for final pit design with haul roads.

Overall, the incremental change going from pit shell 38 to an ultimate pit would require mining 45% more rock and processing 21% more rock to increase the life of mine profit by 7%. Selection of this shell gives a more economically robust pit design thus pit shell 38 was selected as the basis for final design. Given the physical topographic constraints on the project, and increased risk associated with mining more rock, Gustavson believes the design is prudent.

Final Pit Design with Haul Roads

The Dolores pit haul roads were designed with a 10% grade and 26 metre overall width. 6.4 metre wide catch benches were designed with every other bench (every 15m) having a 67 degree inter-bench face angle. Table 4 shows the Dolores Proven and Probable Mineral Reserves from the final pit design. These reserves have not been updated for production of gold and silver from the Dolores Mine in 2008, 2009 and 2010.

Table 4

Dolores Mine Proven and Probable Mineral Reserves (1)(2)

ORE		MnOx	Sulfide	Mixed	Oxide	Total
Proven	TONNES	2,368,000	17,440,000	18,755,000	18,066,000	56,629,000
	Au (g/t)	0.65	1.05	0.72	0.66	0.80
	Ag (g/t)	65.40	33.58	42.53	41.25	40.32
	Au cont oz	49,398	588,768	431,615	384,166	1,453,946
	Ag cont oz	4,978,629	18,829,966	25,648,377	23,958,175	73,415,147
	Au rec oz	39,024	369,876	340,976	303,491	1,053,367
	Ag rec oz	1,045,512	11,955,406	13,337,156	11,020,761	37,358,835
Probable	TONNES	1,466,000	12,623,000	15,678,000	12,908,000	42,675,000
	Au (g/t)	0.58	0.96	0.65	0.59	0.72
	Ag (g/t)	62.08	32.68	39.68	41.05	38.80
	Au cont oz	27,298	390,369	326,616	245,429	989,713
	Ag cont oz	2,926,560	13,263,477	20,002,619	17,037,092	53,229,746
	Au rec oz	21,565	244,071	258,027	193,889	717,552
	Ag rec oz	614,578	8,336,294	10,401,384	7,837,062	27,189,318
TOTAL	TONNES	3,834,000	30,063,000	34,433,000	30,974,000	99,305,000
	Au (g/t)	0.62	1.01	0.68	0.63	0.77
	Ag (g/t)	64.13	33.20	41.24	41.17	39.67
	Au cont oz	76,696	979,137	758,231	629,595	2,443,659
	Ag cont oz	7,905,189	32,093,443	45,650,995	40,995,267	126,644,893
	Au rec oz	60,590	613,947	599,002	497,380	1,770,919
	Ag rec oz	1,660,090	20,291,700	23,738,540	18,857,823	64,548,152
WASTE	TONNES					367,120,000

(1)

Proven and probable reserves have been estimated as of December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum on November 14, 2004. Gustavson has prepared and audited these estimates. William J. Crowl of Gustavson is the "qualified person" as defined in NI 43-101 for this mineral reserve statement. Some numbers may not sum due to rounding. Proven and probable reserves have not been updated for production of gold and silver from the Dolores Mine in 2008, 2009 and 2010.

(2)	Using $600 per ounce gold; $10.00 per ounce silver.

The production schedule for the life of the project was created using Datamine NPV Scheduler. Optimized extraction sequences were created and used as a basis for design of each mining phase.

Dolores Mine Upside Potential

The information and forward looking statements in the following paragraph provides information not specifically included in the Gustavson report.

The open-pit mine plan and Dolores Mine economics contemplated in the Gustavson report do not take into account the East Dike deposit or other significant high-grade gold and silver mineralization that lies below and up to one kilometre peripheral to the proposed pit or increased gold and silver production that would result from processing high grade open pit ore through a mill.

The Company reported the results from a draft pre-feasibility study in 2010 that assessed the economic viability of adding a mill, results of which indicate that addition of a mill at Dolores could enhance recoveries from high-grade ore in the open pit, process additional underground ore and increase annual production capacity. Based on the results of the draft pre-feasibility study, the Company is progressing to a detailed feasibility study on the construction of a mill at the Dolores Mine. In advancing the feasibility study, additional mill options are being reviewed and evaluated in the context of the economic considerations pertinent to the Company prior to a construction decision. These include scenarios with lower initial capital costs that both capture the high grade ore in the open pit and provide the infrastructure necessary to develop a new underground mine at Dolores in the future.

Additional drilling not reflected in the resource model as audited by CAM has increased the Company’s understanding of the geometry, grade, and tenor of mineralization below the planned open pit mine. Drilling has continued to confirm sufficient underground high-grade resource to support development of an exploration/production decline which would provide access to further define and develop reserves in conjunction with initiating underground mining operations. With an aggressive budget, it is anticipated that these resources could be brought into production within a three to four year period.

In 2008, the Company reported results from 2007 drilling of the Dolores East Dike satellite target, located approximately 200 metres from the eastern edge of the Dolores open pit mine. Drilling results indicate a significant high-grade gold and silver deposit adjacent to the current reserve at the Dolores Mine with high-grade intercepts including 41.2 metres containing 4.07 gpt gold and 148.1 gpt silver and 83.8 metres containing 2.01 gpt gold with 76.4 gpt silver. Ten individual intervals exceeded the 10 gpt AuEq threshold (at 60:1 silver to gold ratio) with assay values that ranged up to 73.64 gpt gold and 723.7 gpt silver over 1.52 metres. Mineralization related to the Dolores East Dike remains open in several directions. Refer to press release dated February 27, 2008 for the summary of the material 2007 Dolores East Dike deposit drill intercepts in relation to their grades and widths. The Dolores East Dike target will be further drilled as part of the 2011 Dolores drilling program.

In August, 2010, the Company reported the discovery of the North Dome deposit, a new zone of mineralization located on the east flank of the North Dome intrusive approximately 250 to 400 metres northeast of the north end of the main Dolores deposit. Drill intercepts in the North Dome deposit include wide intervals of disseminated and stockwork mineralization ranging from 25 to 80 metres in length with average gold equivalent grades of 0.8 to 1.2 gpt. Gold equivalent estimates are based on a silver to gold ratio of 60 to 1. Narrower, structurally controlled, high-grade intercepts include intervals ranging from 3 to 10 gpt gold equivalent over 1.5 metres. The mineralization is offset from but along the same northwest-striking structural zone that controls mineralization of the East Dike deposit to the southeast. Refer to press release dated August 19, 2010 for the summary of the material North Dome drill intercepts in relation to their grades and widths.

In October, 2010 the Company reported high-grade intercepts from deep drilling at the South Extension target area at the Dolores Mine .

Significant grades encountered to date include 2.0 metre intervals assaying 73.24 gpt gold and 4,986.7 gpt silver in hole DD-540, 41.76 gpt gold and 722.1 gpt silver in DD-522 and 9.57 gpt gold with 637.7 gpt silver in DD-518. On a gold equivalent basis, using a silver to gold ratio of 60 to 1, these intervals represent 156.3 gpt, 53.8 gpt and 20.2 gpt, respectively.

The South Extension deep core drilling program is designed to explore for high-grade underground potential immediately south of the current open pit deposit in a target area 600 metres long by 300 metres wide. Results to date are highly supportive of future delineation of underground reserves. The Company is assessing conceptual underground mining scenarios to assist in focusing deep drilling targets and ultimately to determine the economic feasibility of operating an underground mine at Dolores in addition to the current open pit operation.

Further drilling and geologic assessment of the North Dome and South Extension target areas is required to upgrade the mineralization into reportable resource categories. The East Dike deposit also requires further resource analysis and economic evaluation.

SONORA PROPERTIES

While not considered material to the Company at this time, the Sonora properties warrant discussion as they are relevant to the Company’s future growth. These concessions are located within several different prospective precious metals mineralized trends within the state of Sonora, Mexico.

Advanced Project Areas

The Company’s Northern Sonora Project area encompasses over 28,000 hectares and includes the resource bearing La Bolsa gold project in the northwest corner of the block, the Real Viejo silver project in the central portion of the concessions, and the Planchas de Plata silver project located to the southeast. Several less explored additional precious metals prospects and porphyry-related base metal prospects also occur within the project area as indicated in Figure 5.

The advanced project areas have been the site of substantial exploration drilling and analysis by the Company and the Company has obtained all required permits to conduct exploration drilling on the projects through the next several exploration programs as well as surface rights to all known areas of mineralization and potential waste disposal, tailings storage, heap leach pads and plant sites. Since 1994 the Company has taken more than 10,000 surface samples over the project areas, drilled 267 holes at La Bolsa, 61 holes on the Real Viejo prospect, 136 holes on the Planchas de Plata prospect, and completed extensive geological mapping and airborne geophysical surveys over the entire claim block. All assays were completed by Bondar Clegg, ALS Chemex or Inspectorate under the same quality assurance regime as for the Dolores property. The properties are not subject to any environmental liabilities.

The climate in the area is high desert, semi–arid with average annual precipitation of approximately 20 cm. Most of the precipitation falls during the wet season lasting from July to mid September. Temperatures range from 5 degrees Celsius in winter to 48 degrees Celsius in summer. Exploration can be undertaken throughout the year.

Skilled and unskilled labour is abundantly available from nearby Nogales (population of more than 100,000). Water for drilling is available from local sources including ponds and water wells. Site topography is characterized by low to moderately rugged terrain with elevations ranging from 1,000 to 1,800 metres above sea level.

The project area is serviced by narrow, winding, dirt and paved roads from Nogales. A network of roads to provide access for drilling has been established on several of the more advanced prospects located on the properties. Modern services are available at Nogales, within 30 kilometres of most of the prospects.

Figure 5

La Bolsa Property

The La Bolsa property is the Company’s most advanced near-term project and is located on the ABE concession in the northern part of Sonora State, Mexico, approximately 30 kilometres west of the Mexican city of Nogales, and 97 kilometres SSW of Tucson, Arizona. The property is easily accessed from both Nogales and Hermosillo, Mexico.

Information under this caption “La Bolsa Property”, unless otherwise identified, is largely drawn or summarized from the NI 43-101 compliant technical reports titled “Technical Report on the La Bolsa Property, Sonora, Mexico” by Sacrison Engineering dated October 16, 2009 and “Technical Report, La Bolsa Project, Pre-Feasibility Study” by Sonoran Resources, LLC and The Mines Group, Inc. dated January 10, 2011. Both reports are incorporated by reference into this AIF and are available on SEDAR at www.sedar.com.

Description and Location

The La Bolsa property is located in a semi-isolated part of the northern Sonora State of the Republic of Mexico approximately 29 km west of Nogales, Edo. Sonora, Mexico, and 100 km south-southwest of Tucson, Arizona, USA. Access to the property from Nogales is by Highway 15D south for about 7 km then west for about 12 km on a maintained unpaved road to the La Bellatosa Ranch. The road then continues west through a locked gate for about 17 km on a ranch road to the El Cumaral Ranch where the Company has built a 5 kilometre long road north to the property. Alternate access is from the south through the village of Saric and then for approximately 20 kilometres north and east through several gates and the Rancho Nuevo. The international border with the United States is approximately 0.5 km north from center of the main resource. Map coordinates for the project are: 31o 23’ 86” north latitude 111o 14’ 31” west longitude.

The concession named ABE encompasses the whole of the La Bolsa resource and covers an area of approximately 5.6 km north-south by 4 km east-west. It abuts the US-Mexico border to the north. This concession (Title # 202521) originally covered 2090.6647 hectares as originally staked under the direction of the Company in 1994. The concession has since been reduced to 996.6642 hectares and converted to exploitation concession status (Title # 216305) with an expiration date of April 29, 2052. The ABE concession is in good legal standing and 100% owned by Minera Minefinders S.A. de C.V. (“Minera Minefinders”), the wholly owned Mexican subsidiary of the Company.

Surface rights covering both exploration and mining within a 540 hectare area that is inclusive of the necessary anticipated area of operations for the project were granted in an agreement between Señor Roberto Pierson Suarez (owner of the La Cumaral Ranch) and Minera Minefinders, dated October 13, 1997. Terms of the agreement called for an initial annual rental payment of US$20,000 per year that increases at a rate of 10% for every year the contract is in force. An additional payment of US$200.00 per hectare of disturbance is accrued for each hectare of ground disturbed by the activities of the Company. Under terms of the agreement an additional payment of US$500,000 is to be paid when the project enters commercial production. There are no other legal or monetary obligations other than payment of the normal governmental concession fees and permitting requirements that relate to or are associated with the La Bolsa project area.

Access and Local Conditions

The elevations within the concession range from 975 to approximately 1300 metres. The terrain consists of rolling to moderately steep hills with interspersed alluvial valleys. Vegetation in the area consists of numerous varieties of cactus (saguaro, ocotillo, cholla, prickly pear, and organ pipe), cottonwood, palo verde, mesquite, ironwood, creosote bush, various shrubs and minor grasses. Local fauna include deer, coyote, bobcat, puma, javelina, foxes, jackrabbit, and various rodents. Reptiles and a wide variety of insects also are evident. Regional temperatures range from a minimum of about -5oC in the winter to a daytime maximum of 43oC. Occasional snow can occur during winter. The majority of the precipitation occurs during the monsoon season from July into September.

The La Bolsa property is located within a sparsely populated area consisting solely of large privately held ranches found within the confines of the municipality of Nogales. The large town of Nogales, Mexico and the village of Saric both occur within 40 kilometres of the project area. At present transport to and from the property is by utility truck or 4-wheel drive vehicle. Power for exploration operations is supplied by gas-powered generators. A large 40 kVa power line is located approximately 20 km southwest of the property. Water for future mining operations potentially could be sourced from large drainages occurring less than 5 kilometres from the project area. Personnel to run the operation are likely to be available from nearby Saric and Nogales.

There is sufficient area within the ABE exploitation concession to conduct mining operations of the type and size envisioned by the Company for the La Bolsa property. Surface rights inclusive of exploration, processing and mine infrastructural development within a 540 hectare area is granted in the agreement between Señor Roberto Pierson Suarez (owner of the La Cumaral Ranch) and Minera Minefinders, dated October 13, 1997

Existing facilities at La Bolsa are few. The exploration camp located approximately 2 km to the south consists of several tents and tables amongst the trees of a nearby ranch. Non-potable water is pumped from an open exploration drill hole on the eastern side of the project site. Potable water is supplied in bottles.

History

No historical records have been located describing the limited prospecting completed on La Bolsa hill. It is believed that this activity took place at approximately the same time as initial mining in the Oro Blanco District north of the Mexican border (second half of the 19th century). No modern day exploration had occurred at La Bolsa prior to property acquisition by the Company. Initial identification of mineralization on La Bolsa hill was made by Mark Bailey (currently President and CEO of the Company).

Initial field work was carried out during the summer of 1994 by the Company, followed by detailed geologic mapping, rock chip sampling and completion of a sample grid covering much of the current resource area in the fall.

Results of the surface work were sufficient to warrant drilling. In the fall of 1995 the first round of drilling was initiated. Additional drill campaigns followed in 1998, 2003, 2004, 2008, 2009 and 2010. Continued work at La Bolsa focused on extending the rock chip sample grid, sampling of road cuts, and expanding geologic mapping across the project as well as regionally. Environmental baseline studies, metallurgical work, and internal scoping analyses also were completed.

There are no historical records of prior mineral rights ownership regarding the La Bolsa property. There is no previous NI 43-101 compliant mineral resource for the La Bolsa Project. While several small prospects and digs have been identified across the property, no historic production numbers are available. The extremely limited extent of these workings suggests that prior production on the property is inconsequential with respect to the current resource.

Geology and Mineralization

The gold-silver mineralization at La Bolsa occurs within stockwork and disseminations that are generally located within a low-angle north-south trending structural zone that dips moderately eastward from its exposure along a north-south-trending ridge. Mineralization is in the form of an oxidized blanket that is sub-parallel to topography and then dips shallowly below surface from the base of the ridge. Mineralization has been traced for approximately 1,000 metres (3,300 feet) in length and up to 800 metres (2,600 feet) in width with thicknesses that range from 10 to 50 metres (30 to 165 feet). Recent drilling at La Bolsa continues to extend that zone, and the known mineralization remains open both down-dip and along strike.

Gold and silver enrichment at La Bolsa typically occurs in association with disseminated iron-oxides and quartz –calcite and quartz – adularia veins and stockwork. Quartz veins are finely crystalline to chalcedonic while calcite veins tend to be coarsely crystalline, vuggy, or locally massive. Red, orange, and brown iron-oxides and brown to dark gray manganese oxides are often associated with the veining. Alteration of the volcaniclastic sediments, flows, and intrusive rocks consists of silicification, adularization, local argillic alteration, and iron oxides after less than 5 percent sulfides. The hydrothermal fluids that deposited the gold-silver mineralization are interpreted to have been of epithermal low-sulfidation character.

Exploration

Since 1994 the Company has been actively exploring in and around La Bolsa. During this time frame the Company’s personnel have evaluated more than 700 square kilometres within the area of La Bolsa via stream sediment surveys, reconnaissance rock chip and rock chip grid sampling, road cut sampling, geologic mapping, reverse circulation (RC) and core drilling, airborne geophysics, aerial photo interpretation and satellite imagery review. Geologic understanding both at La Bolsa and regionally has been integrated to develop a complete understanding of stratigraphy, structure and mineralization.

The down-dip eastern extension of the La Bolsa mineralized zone remains open and was drill tested as part of the 2009 phase of drilling. Previous drill intercepts on the east indicated a general weakening of the zone in this direction. Holes completed further to the east in 2009 and 2010 indicated local thickening of the zone as well as a significant increase in grades.

Drilling

A total of 267 completed drill holes, represented by 37,524 metres of drilling, including 15,781 sample intervals have been incorporated into the resource at La Bolsa. Samples were collected from splits of 21,068 metres of core recovered from 153 core holes, and from drill chips recovered from 16,456 metres of reverse-circulation drilling. The overall ratio of core to reverse circulation drilling was 1.3:1, or 56%:44%. All sample intervals have been analyzed for gold and silver while all 2008 core holes and 6 mineralized sections from 1995 holes also have been analyzed for additional trace elements.

Evaluation of core – RC twins (10 twins completed on the property) indicates a discrepancy between the two methods, commonly as an understatement of grade in the RC holes. Upon reviewing three early twinned holes, Mine Development Associates came to the conclusion that ‘Gold found in the core holes above a .01 oz Au/ton cutoff averaged about 35% more than in the RC holes’ (Havenstrite, and Ristorcelli, 1996). Due to this discrepancy efforts have been made to utilize more core within the resource area and restrict RC to outside exploration targets.

Despite the possible downgrading effect of the RC data, all RC holes that have not been twinned by core holes have been left in the database with their original assays.

The first 12 holes completed in 1995 were angle holes oriented to the east or northeast as a result of the numerous steeply west-dipping mineralized fractures mapped at surface. Once drilling indicated the presence of a gentle east-dipping mineralized zone the preferred drill orientation became west to southwest (S60W) oriented with angles varying from 45° to 65°.

Additional holes have since been completed utilizing a range of other orientations to test fault intersections and possible feeders or where lack of permitted pads has dictated alternative orientations.

Initial drilling at La Bolsa (1995-96 programs) focused on the top two-thirds of La Bolsa hill where the highest grades occur and where trench sampling identified significant widths of mineralization. Subsequent drill programs continued to expand the mineralization along strike to the south and down-dip to the east. The 2004 drill program was able to close off mineralization to the south. Limited drilling in 2008 focused on infill holes and provided material for metallurgical testing. In 2009 further infill drilling was completed as well as exploration of the eastern down-dip extension of mineralization. Final infill and peripheral drill holes were completed in early 2010 and were added to the resource database.

Sampling and Assaying

Sampling methods at La Bolsa have followed standard industry practices for both RC and core drilling. No special sampling techniques have been deemed necessary at La Bolsa, suggesting a rather homogenous, disseminated nature to the gold. Variations in gold recoveries have been observed between RC and core holes.

Core samples were photographed and then split with a hydraulic splitter. One half-split was bagged and stored at the camp until transport to the assay lab. The remaining half-split was stored in the original core boxes at the camp until sufficient volumes were accumulated and transported in a 5 ton truck to the Company’s archival warehouse in Hermosillo.

For RC samples, at the end of each drill shift the main split samples were brought to the camp by the Company’s personnel where they were stored until transport to the assay lab. Split samples remained at the drill site until the original sample assays were received. Unmineralized intervals then were destroyed while mineralized intervals were collected and stored in camp for other test work.

All reported analyses are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver. The assays were completed by either Chemex Labs of Vancouver, British Columbia, or Inspectorate Labs of Sparks, Nevada. Samples from these intervals were comprised of either HQ or NQ core or reverse-circulation cuttings. All samples were representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Edo. Sonora (Chemex) or Durango, Edo. Durango (Inspectorate).

As part of their overall quality control measures, the Company routinely re-assays all values above 1000 ppb gold using fire assay with a gravimetric finish.

Mineral Resource Estimation

The gold and silver resources at La Bolsa were modeled and estimated by evaluating the drill data statistically. Three-dimensional geologically constrained zone solids were used to interpret the mineral zones into individual domain polygons on cross-sections spaced at 15-metre intervals. The interpreted sections were then used to form the 3-D zone solids. The formed zone solids flagged the drill hole samples contained within the zones. Estimation parametres were then formulated from the flagged samples, followed by estimation of grades by inverse-distance methods into a block model with 5 metres (width) x 5 metres (length) x 3 metres (height) blocks that were coded to the mineral domains by the 15-metre mineral domain solids. All modeling of the resources was performed using Gemcom® software. Categorization of the resource estimate was undertaken in accordance with the criteria laid out in NI 43-101. A combination of Measured and Indicated Mineral Resources have been defined using definitive criteria determined during the validation of the grade estimates, with detailed consideration of the NI 43-101 categorization guidelines.

The measured and indicated mineral resource reported at a 0.25g/t Au cutoff grade totals 18.73Mt with an average grade of 0.676g/t Au, and 9.74 g/t Ag for a total of 0.407 million ounces of gold and 5.87 million ounces of silver. The categorized mineral resources for the La Bolsa Project are stated at various cutoff grades as shown below.

Measured Resources

GRADEGROUP	Tonnes X 1,000	Au		Ag
		g/t	Ounces	g/t	Ounces
0.20	10,834	0.697	242,657	10.17	3,542,382
0.25	9,705	0.751	234,464	10.84	3,383,952
0.30	8,572	0.814	224,454	11.64	3,207,736
0.40	6,518	0.961	201,447	13.52	2,833,044
0.50	4,976	1.121	179,320	15.56	2,488,750
0.60	3,940	1.272	161,078	17.37	2,200,419
0.75	2,894	1.489	138,574	20.02	1,862,772
1.00	1,859	1.837	109,816	24.32	1,453,346

Indicated Resources

GRADEGROUP	Tonnes X 1,000	Au		Ag
		g/t	Ounces	g/t	Ounces
0.20	10,636	0.539	184,475	7.87	2,689,850
0.25	9,028	0.596	172,866	8.56	2,483,960
0.30	7,643	0.654	160,642	9.32	2,290,827
0.40	5,413	0.780	135,797	11.10	1,930,986
0.50	3,903	0.909	114,111	12.97	1,628,125
0.60	2,857	1.042	95,725	14.80	1,359,471
0.75	1,817	1.256	73,360	17.90	1,045,569
1.00	1,030	1.560	51,677	23.35	773,296

Inferred Resources

GRADEGROUP	Tonnes X 1,000	Au		Ag
		g/t	Ounces	g/t	Ounces
0.20	13,663	0.506	222,445	7.61	3,342,926
0.25	11,020	0.574	203,528	8.64	3,061,275
0.30	9,263	0.631	188,037	9.46	2,816,466
0.40	6,602	0.747	158,457	11.18	2,372,989
0.50	4,394	0.897	126,785	12.26	1,732,348
0.60	3,199	1.028	105,711	13.84	1,423,091
0.75	2,060	1.227	81,280	16.55	1,095,936
1.00	1,166	1.508	56,548	21.49	805,898

Measured + Indicated Resources

GRADEGROUP	Tonnes X 1,000	Au		Ag
		g/t	Ounces	g/t	Ounces
0.20	21,470	0.619	427,132	9.03	6,232,232
0.25	18,734	0.676	407,330	9.74	5,867,912
0.30	16,215	0.739	385,095	10.55	5,498,563
0.40	11,931	0.879	337,243	12.42	4,764,030
0.50	8,879	1.028	293,432	14.42	4,116,875
0.60	6,797	1.175	256,803	16.29	3,559,889
0.75	4,711	1.399	211,935	19.20	2,908,341
1.00	2,889	1.739	161,493	23.97	2,226,642

Mineral Reserve Estimation

Smoothed pit designs that include appropriate pit access ramps, wall slope angles, catchment berm designs and minimum mining widths for the selected mining equipment were produced by XVE for one mining phase as guided by the Lerch-Grossmann $825 pit shell.

The mineral reserve estimates for La Bolsa consist of the inventory of the proven and probable blocks (ie. the reblocked/diluted measured and indicated mineral resource) contained within the final design pit. There is a high proportion of proven (60.5%) to probable (39.5%) reserve within the pit; very few inferred blocks are found within the pit design and no attempt has been made to report them. The resulting internal cutoff grade based on operating process costs, G&A cost, metallurgical recovery and gold price of US$825/oz is 0.194 g/t.

Using a generalized 0.2 g/t gold only cutoff results in the total and categorized proven and probable reserve estimates as displayed below.

Estimated Mineral Reserve (Proven and Probable)

Reserves	Tonnes	Gold Grade (g/t)	Gold Ounces Contained	Silver Grade (g/t)	Silver Ounces Contained
Proven	9.461,535	0.667	203,045	10.1	3,079,309
Probable	6,169,633	0.570	113,090	7.2	1,422,228
Total P & P Reserve	15,631,168	0.629	316,135	9.0	4,501,537

La Bolsa Mine and Economics

The “Technical Report, La Bolsa Project, Pre-Feasibility Study” by Sonoran Resources, LLC and The Mines Group, Inc dated January 10, 2011 contemplates conventional open-pit mining methods at La Bolsa with low-cost heap-leach processing. Throughput is projected at 8,500 tonnes of ore per day with two-stage crushing and gold and silver recovery achieved through a carbon adsorption recovery system. Assuming average recoveries of 72% for gold and 7% for silver, the total production from La Bolsa is estimated at 227,600 ounces of gold and 315,100 ounces of silver over a six year mine life. The life of mine reserve strip ratio is estimated at 1.9 to 1 waste to ore and the operating strip ratio is estimated at 1.5 to 1 waste to ore, net of capitalized pre-stripping.

Base case metal price assumptions of $850 per ounce of gold and $14 per ounce of silver were used in the economic analysis. The initial capital cost is $31.4 million, which includes $7.0 million of initial working capital with life of mine sustaining capital costs of $12.5 million or $2.3 million net of $10.2 million of capital recoveries. A comparison showing gross revenues, net present values, and internal rates of return for both the base case and at approximate spot prices in mid-2010 for gold and silver are as follows:

	Base Case	Spot Case
Gold price	$850	$1,200
Silver price	$14	$18
Life of mine gold production (ounces)	227,600	227,600
Life of mine silver production (ounces)	315,100	315,100
Gross revenues	$197.9 million	$278.8 million
Total cash cost per ounce, silver by-product	$516	$510
NPV 0% discount, pre-tax	$42.3 million	$123.2 million
NPV 5% discount, pre-tax	$28.2 million	$91.3 million
IRR, pre-tax	34%	95%

Planchas de Plata and Real Viejo Property

The Real Viejo and Planchas de Plata properties are located approximately 10 kilometres from each other in northern Sonora approximately 10 kilometres southeast of the La Bolsa property (see Figure 5). Work on these properties from 1996 through 2010 included regional and detailed geologic mapping, geochemical sampling programs, both reverse-circulation and core drill programs, and airborne and ground geophysical surveys.

Exploration Activity

Historic mining activity took place on both properties with the most extensive workings developed on silver mineralization. The mid-1700’s discovery of exceptional large ‘plates of silver’ that weighed up to 240 kilograms initiated mining activities within the Planchas de Plata district, although only sporadic mining is known to have occurred since the late 1800s. There are no historic records for workings within the Real Viejo area even though some past production is evident. Exploration work since 2002 has focused on the systematic drill testing of the more prospective zones.

As of December 31, 2010, the Company has completed a total of 61 drill holes at Real Viejo, and a total of 136 drill holes at Planchas de Plata.

Drilling in the last three years at Real Viejo continued to investigate large-scale stockworks and geological targets down-dip of near surface ore-grade silver-lead-zinc resources previously identified by the Company. Similarly, drilling at Planchas de Plata continued to focus on investigating the silver mineralized system that is now believed to extend over a strike length of 10 kilometres and contains multiple mineralized horizons within an approximate width of two kilometres. The high-grade near surface resource drilled on the northwest end of the system plunges beneath cover to the southeast but is of variable grade along strike. Reconnaissance and sampling extends to the far southeast of the system and has identified some of the strongest surface mineralization sampled to date and confirms the continuity of the system in this area. Difficulties in targeting high-grade mineralization within this concealed mineralized system remain despite the overall potential of the district being confirmed. Limited targeted drilling is anticipated for both projects during the course of 2011.

Geology and Mineralization

Mineralized systems at Planchas de Plata and Real Viejo are dominantly silver-rich and are believed related to underlying porphyry-style systems. Primary controls on the silver mineralization are related to specific stratigraphic horizons occurring along northwest-trending structural zones. Other porphyry-style systems, such as the Company’s El Fiero and La Recompensa targets (see Figure 5) represent large base-metal (Cu-Mo-Zn-Pb) targets located within the eastern portion of the claim block. Alteration at each of these systems includes square kilometres composed of strong iron oxides, sericitic and argillic alteration, and scattered quartz tourmaline stockworks in Jurassic to Cretaceous felsic volcanics that are intruded by a series of rhyolite, granodiorite, and diorite dikes and plugs.

Ownership

The concessions were staked and are 100% controlled by Minera Minefinders. Surface rights in the area belong to various ranchers. Agreements have been executed between the Company and several surface rights owners. The agreements provide for surface rights for exploration, development, and mining within the properties, in return for annual payments of $10,000 to $35,000, and lump-sum compensation of $350,000 to $550,000 for any mine to go into production on these properties.

La Virginia Gold / Silver District

In 2009, the Company completed the the consolidation of all mineral rights and surface rights necessary to drill and test the La Virginia gold/silver district in Sonora, Mexico. Recognition of a geologic setting very similar to that of the Company’s Dolores deposit, located 100 kilometres to the southeast in Chihuahua State, led to the effort to consolidate the district. The Company has staked mineral rights over more than 32,000 hectares of land and has also optioned an additional 2,100 hectares of mineral rights. More than 2,500 hectares of surface rights covering the main target areas have been leased allowing for exploration and exploitation within the district. Consolidation of these holdings allows the Company to test mineralized targets within the historically producing district and explore additional targets from within the overall land package.

Significant sample results from the main La Virginia District are provided below:

La Virginia Significant Sample Results – Main District
Sample #	Width	Gold gpt	Silver gpt	AuEq[1]	Sample
MJT-07-116	-	5.04	257	9.32	dump
MJT-07-108	-	5.35	635	15.93	dump
LAV-AR-19	2.0	9.12	546	18.22	chip-channel
MJT-07-108	1.0	5.67	3	5.73	chip-channel
LAV-WJO-54	2.0	4.39	173	7.27	chip-channel
MJT-07-102	2.0	1.87	95	3.46	chip-channel
LAV-WJO-35	-	12.34	1,225	32.8	dump
LAV-WJO-60	5.0	3.70	108	5.50	chip-channel
MJT-07-105	-	5.91	196	9.18	dump
MJT-07-101	2.0	6.71	311	11.89	chip-channel
BM-07-85	-	3.69	323	9.07	dump
BM-07-86	1.0	3.87	284	8.60	chip-channel
LAV-WJO-14	2.0	3.09	291	7.94	chip-channel
LAV-AS-18	-	7.27	747	19.72	dump
BM-07-93	-	16.85	1,530	62.07	dump
LAV-AS-02	-	5.62	513	14.17	dump
BM-07-91	-	3.36	361	9.38	dump

1 a silver to gold value ratio of 60 to 1 is used to calculate AuEq

Initial drill results from the 2010 drill program at La Virginia were reported on September 20, 2010 and include the following significant intercepts:

DH No.	From(m)	To (m)	Length(m)[2]	Length(ft)[2]	Au gpt	Ag gpt	AuEq gpt[1]
LV10-1C	346.0	347.5	1.5	4.9	0.338	43.5	1.06

LV10-2C	42.65	56.0	13.35	65.0	0.610	9.5	0.77
LV10-2C	81.0	83.0	2.0	6.6	0.728	1.1	0.75

LV10-4C	113.0	115.0	2.0	6.6	12.165	51.5	13.02

LV10-5C	69.8	81.5	11.7		0.343	13.6	0.57

LV10-7C	99.5	103.0	3.5		0.344	18.8	0.66
LV10-7C	120.5	147.5	27.0		1.011	89.9	2.51
Includes:	131.5	147.5	16.0	52.5	1.452	124.9	3.53
Includes:	136.0	138.5	2.5	8.2	1.980	252.4	6.18
And:	146	147.5	1.5	4.9	3.133	224.5	6.87

LV10-8C	39	40.5	1.5	4.9	0.831	64.5	1.91
LV10-8C	138	139.25	1.25		0.648	29.5	1.14

LV10-8C	181.9	186.2	4.3	14.1	2.092	136.3	4.36
Includes
LV10-8C	181.9	183.0	1.1	3.6	5.753	434.3	12.99
LV10-8C	203.5	205.0	1.5	4.9	0.596	15.0	0.85

LV10-9C	182.5	183.5	1.0	3.3	1.430	104.8	3.18
LV10-9C	220.0	221.5	1.5	4.9	0.508	14.5	0.75

1 Au-equivalent calculated at a 60:1 silver:gold ratio

2 Intercept length may not indicate true width

During the fourth quarter of 2010, exploration drilling at the La Virginia property focused in part on expansion drilling within the central structural zone of the high-grade intercepts tabled above. Notable intercepts from this step-out drilling include 9.6 metres of 3.16 gpt gold with 195.0 gpt silver (6.41 gpt AuEq) from 175.1 to 184.7 metres of depth in hole LV10-25C including 0.7 metres of 14.06 gpt gold and 1,194.7 gpt silver (33.97 gpt AuEq) and 0.9 metres of 14.16 gpt gold and 606.0 gpt silver (24.26 gpt AuEq).

A second core rig was added to the project late in the fourth quarter of 2010 and focused on an area 1.2 kilometres south of the central zone. High-grade mineralization was intercepted in hole LV10-13C including 3.0 metres averaging 5.25 gpt gold and 329.7 gpt silver (10.74 gpt AuEq) within a larger 23.0 metre interval averaging 1.14 gpt gold with 78.9 gpt silver (2.45 gpt AuEq) from a depth of 278.5 metres to 301.5 metres. Drill hole 13C is a step-out from previously reported hole LV10-4C. Exploration efforts also included completion of 7 drill holes 1 to 3 kilometres north of the central target area that intercepted low-levels of gold and silver higher in the system. Deeper drilling is planned in this area to test for higher-grade mineralization similar to the gold and silver intercepts being investigated to the south.

Mineralization occurs in epithermal quartz-chalcedony stockworks, veins and hydrothermal breccias with widths that can vary from one metre to greater than 30 metres. Drill intercepts in the highest portions of the system display high-level alteration and mineralogy including abundant chalcedony suggesting that for most of the zone the bonanza gold and silver portion of the system remains intact at depth. Sulfides, including occasional silver sulfides, are common in the mineralized zone with mixed oxidation occurring throughout most of the zone tested to date.

Exploration to date within the overall La Virginia area has defined several mineralized trends that extend for a total strike length of over 20 kilometres. Seven target areas have been defined to date and the central La Virginia zone is the only one that has been drill tested. The drilling program, the first ever conducted on this zone, commenced in April 2010 and focused on testing the potential depth extent of high-grade mineralization exposed within several structures over a strike length of 7 kilometres within the main La Virginia district. As of December 31, 2010, the Company had completed 26 core holes totaling 6,695 metres on mineralized structures of the central La Virginia Zone.

The La Virginia project is located approximately 220 kilometres east-northeast of Hermosillo, Sonora, Mexico and is 100 kilometres north-northwest of the Company's Dolores mine. The land package encompasses more than 34,000 hectares within a geologic environment similar to that of the Dolores gold and silver deposit.

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, British Columbia, or Inspectorate Labs of Sparks, Nevada. Samples were comprised of either rock chips found within mine dumps or from continuous chip-channel sampling as indicated in the table above. All samples were transported to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate) prior to analysis.

PROPERTY INTERESTS IN THE UNITED STATES

The Company has interests in claim areas in the United States including the Dottie property in the State of Nevada, and the Oro Blanco property in the State of Arizona. These properties are not sufficiently advanced to make them material to the Company’s asset base.

The Dottie property is located in Elko County, Nevada, approximately eight miles west of Queenstake Resources’ Jerrit Canyon operations. The Company’s Oro Blanco property in Arizona adjoins the La Bolsa property in northern Sonora.

SPECIALIZED SKILL AND KNOWLEDGE

The Company has entered commercial operations at the Dolores Mine and is engaging many employees with special skills, including senior managers with project management skills, mining and processing engineers, mine geologists, assayers, fleet maintenance engineers, machine operators and mechanics. There is great competition for such personnel. The Company has an active recruitment program, has highly qualified management personnel on staff, and anticipates that it will not have significant difficulty in recruiting other personnel at the Dolores Mine as needed. Training programs are in place for workers who are recruited locally.

ENVIRONMENTAL PROTECTION

The Gustavson Report includes discussion of the Company’s environmental responsibility at the Dolores Mine. The Company intends to comply fully with the highest international environmental protection standards and any that may be imposed by regulation or otherwise. In its Financial Statements for 2010 the Company has accounted for future reclamation costs that will arise from its construction and operating activities to December 31, 2010.

NUMBER OF EMPLOYEES

As at December 31, 2010, the Company had approximately 350 employees. The Company's mine employees belong to a union and are subject to a collective agreement. The Company considers its employee relations to be good. In addition to the mine employees, there are approximately 80 contract mine equipment maintenance personnel at the Dolores Mine.

COMPETITION

The Company competes with other mining companies for the acquisition of mineral claims, permits, concessions and other mineral interests as well as for the recruitment and retention of qualified employees. There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Company may be unable to acquire attractive gold mining properties on terms it considers acceptable.

RISK FACTORS

The Company’s securities should be considered a speculative investment due to the nature of its business. Investors should carefully consider all of the information disclosed in this AIF, including all documents incorporated by reference, before making an investment in the Company’s securities. The following risk factors could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements. In such an event, the market prices of the Company’s securities could decline and investors could lose all or part of their investments. The risks include but are not limited to those risks set forth below.

Limited history of revenue from mining operations.

The Company is a gold and silver production company with additional mineral exploration properties in various stages of development. The Company initiated production from its Dolores gold and silver mine in November 2008 and generated its first cash receipts from the sale of gold and silver in December of 2008. The Company has no history of producing metals from its current portfolio of mineral properties except for the Dolores Mine. Advancing the Company’s other projects will be subject to successful exploration, completing positive feasibility studies, completing construction of mines, processing plants, roads, and other related works and infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities;

  the availability and costs of skilled labour and mining equipment;

  the availability and cost of appropriate smelting and refining arrangements;

  compliance with environmental and other governmental approval and permit requirements;

  the availability of funds to finance additional construction and development activities;

  potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

  potential increases in operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine development can increase due to the remote location of some mining properties such as the Dolores Mine. It is common in new mining operations to experience unexpected problems and delays in development and mine start-up. In addition, delays in the commencement of mineral production often occur. For example, production at the Dolores mine was significantly affected in the third quarter of 2010 by the cessation of the leaching of the majority of the phase 1 leach pad as a result of a tear identified in the liner. Remediation work was initially expected to be completed by the end of August 2010, however, significant rainfall in the Dolores region during the third quarter of 2010 exacerbated the damage and necessitated intermittent suspension of remediation activities as working conditions with respect to repairs had become unsafe.

Accordingly, the Company cannot assure investors that its activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce metals at any of its properties. Other than the Dolores Mine, its properties are in the exploration stage, and the Company has not defined or delineated any proven or probable reserves on any of its other properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If its current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in those particular properties and will seek to acquire additional properties. The determination of whether any mineral deposits on its properties are economic is affected by numerous factors beyond its control, including:

  the metallurgy of the mineralization forming the mineral deposit;

  market fluctuations for metal prices;

  the proximity and capacity of natural resource markets and processing equipment; and

  government regulation of prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Disputes with members of the Ejido Huizopa.

The members of the local commune, Ejido Huizopa, have surface rights to an area that exceeds 84,000 hectares, which includes and surrounds the area where the Dolores Mine is located. To bring the Dolores Mine into production, the Company executed a long-term surface rights agreement in 2006 with the Ejido and its members allowing for access, mining and processing operations and the associated surface disturbances.

Commencing in May of 2008, a group claiming to represent the Ejido intermittently blockaded the access road to the Dolores mine and threatened violence toward the Company’s employees and contractors. In response to these blockades and threats of violence from the protestors, mine operations were periodically suspended between May and mid-August of 2008 out of concern for the safety of the Company's employees and contractors. During this period, operations were suspended for approximately 55 days and the Company was forced to delay the first gold and silver production. The blockade was removed after intervention by Mexican authorities. In August 2008, the Company and its employees and contractors received written guarantees from the Chihuahua state government providing for ongoing safe access to the Dolores mine as well as a police presence onsite to deter further disruptions of mine operations. The state and federal governments have continued to guarantee the Company’s safe access to the mine. Future blockades and threats of violence at the mine are possible in violation of the Chihuahua government guarantee and such actions could adversely affect or cause suspension of operations or production.

In May of 2008, a group claiming to represent the Ejido commenced an action in a Mexican agrarian court seeking annulment of the surface rights agreement with the Company, restitution of land and damages of up to US$20 million. The Company filed a defense to the action and a counter-claim, with an opinion from its Mexican counsel that the original 2006 agreement with the Ejido was in good standing, properly executed, legally binding and that the claim made by these individuals was without legal merit. After a period of negotiations, the parties agreed by treaty to resolve the conflict, and entered into a settlement agreement dated as of October 25, 2009. The agreement was approved by the agrarian court on March 2, 2010. If the Company cannot maintain an agreement with the Ejido, or if the settlement agreement is found to be unenforceable, it may be unable to operate the Dolores Mine.

Funding to develop mineral properties and to complete exploration programs.

The Company has limited financial resources. It had working capital of approximately $167.4 million at December 31, 2010 and had cash and cash equivalents of $126.9 million at that date. In addition, the Company has established a $50 million revolving credit facility, of which $33 million was available for draw down at December 31, 2010. The Company intends to fund its operations from working capital, the revolving credit facility and revenue from production at the Dolores Mine. Its ability to continue future exploration and development activities, if any, will depend in part on its ability to generate material cashflow from production at the Dolores Mine or to obtain additional external financing.

The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt. In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources. External financing may not be available on acceptable terms, or at all.

If the Company is unable to generate sufficient funds from its operations and is also unable to secure external financing to continue exploration and development, it may have to postpone the development of, or sell, its properties.

There can be no assurance that the Company will generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its property interests. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those included in this AIF.

Fluctuation of interest rates and leverage ratio under the revolving credit facility.

Interest payments under the Company’s revolving credit facility with the Bank of Nova Scotia are subject to fluctuation based on changes to specified interest rates (Prime Rate, Base Rate Canada and LIBOR) and/or the Company’s leverage ratio, which is currently set at the credit facility’s maximum limit. The Company’s leverage ratio is the ratio of (i) the Company’s total indebtedness as of the end of each fiscal quarter, compared to (ii) its net earnings for such period before interest, taxes, depreciation and amortization. The Company’s leverage ratio affects interest rates under the credit facility by adding from 200 to 300 basis points to loans for Prime Rate and Base Rate Canada loans, and from 300 to 400 basis points for LIBOR loans. There is no guarantee that the Company will produce sufficient income to reduce its leverage ratio from the maximum limit under the credit facility.

Factors affecting LIBOR, including the credit and financial markets, are beyond control of the Company. However, an increase in interest rates together with the Company’s continued maximum leverage ratio limit under the credit facility could significantly affect the costs to the Company of servicing debt under the credit facility. Such increased costs could strain the Company’s available working capital, forcing the Company to focus on servicing debt rather than production and development. Further, if the Company is unable to meet its obligations under the credit facility, the Company may be forced to sell some of its assets or face default, which could result in the Company’s shareholders losing their investment.

An event of default under the revolving credit facility may accelerate our payment obligations.

Under the terms of the Company’s revolving credit facility, the Company made various covenants including prompt payment of amounts due, the maintenance of leverage and interest coverage ratios within specified limits, cumulative gold and silver production within specified periods, and a guarantee that at all times proven and probable gold equivalents would meet specified limits. Any default under the credit facility including breach of such covenants, non-payment of any amounts due, or commencement of a proceeding for dissolution would give the lender the right to terminate the credit facility and declare all accrued and unpaid interest, fees and indebtedness immediately due and payable.

The credit facility is secured by shares in the Company’s U.S. and Mexican subsidiaries, which hold the Company’s properties, including the Dolores Mine, and by its tangible and intangible assets, including all equipment and inventory at the Dolores Mine. In the event of default by the Company, if the Company is unable to immediately pay all accrued and unpaid interest, fees and principal debt, the lender is entitled to enforce the security agreement and settle the Company’s amounts due by taking possession of the pledged collateral and selling, leasing, or disposing of the collateral. If such an event occurs, the Company could lose its properties, including the Dolores Mine, and the Company’s shareholders could lose their entire investment.

An event of default under the 4.50% convertible senior notes.

As at December 31, 2010, the Company had outstanding $52.1 million aggregate principal amount of 2011 Notes and $36.2 million aggregate principal amount of its 2015 Notes. Under the indentures governing the Notes, the Company has made various covenants to the trustee on behalf of the holders of the Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Notes.

If there is an event of default under the Notes, the principal amount of the Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. As is the case with a default under the credit facility, if such an event occurs, the Company could lose its properties, including the Dolores Mine, and the Company’s shareholders could lose their entire investment.

General economic conditions.

The unprecedented events in global financial markets during and 2008 have had a profound effect on the global economy. Many industries, including the gold and silver mining industry, may continue to beaffected by these market conditions. Some of the key effects of the financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

  the global credit/liquidity crisis could affect the cost and availability of financing and our overall liquidity;

  the volatility of gold and silver prices affects our revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates affect our production costs; and

  the devaluation and volatility of global stock markets affects the valuation of the Common Shares.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Prices of gold and silver fluctuate widely, affecting profitability and financial condition.

The Company’s profitability and long-term viability depend, in large part, upon the market prices of gold, silver and other metals and minerals produced from its mineral properties. The market prices of gold, silver and other metals are volatile and are affected by numerous factors beyond the Company’s control, including:

  expectations with respect to the rate of inflation;

  the relative strength of the U.S. dollar and certain other currencies;

  interest rates;

  global or regional political or economic conditions;

  supply and demand for jewellery and industrial products containing metals; and

  transactions by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

The Company cannot predict the effect of these factors on metal prices. Gold and silver prices have fluctuated widely during the last several years. On December 31, 2010, the London pm fix price for gold was $1,410.25 per ounce and for silver was $30.63 per ounce. Historically, gold prices ranged from $810.00 to $1,212.50 per ounce in 2009 and $712.50 to $1,011.25 per ounce in 2008; and silver prices have ranged from $10.51 to $19.18 in 2009 and $8.88 to $20.92 in 2008. A decrease in the market price of gold and silver could affect the commercial viability of the Dolores Mine and its sustained development and production assumptions. Lower prices could also adversely affect the Company’s ability to finance future development at the Dolores Mine and the exploration and development of its other mineral properties, all of which would have a material adverse effect on its financial condition and results of operations. There can be no assurance that the market prices will remain at current levels or that such prices will improve.

Recent market events and conditions.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. While improvements have been noted in the credit and financial markets, significant uncertainty remains.

While these conditions appear to have improved slightly in later 2010, unprecedented disruptions in the current credit and financial markets had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

Differences in U.S. and Canadian reporting of reserves and resources.

The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices. These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Actual costs, production and economic returns may differ significantly from those anticipated with no assurance of profitable mining operations.

The Company has estimated operating and sustaining capital costs for the Dolores Mine based on information available, and believes that these estimates are accurate. However, costs for labour, regulatory compliance, energy, mine and plant equipment and materials needed for mine operations and development have increased significantly industry-wide. In light of these factors, actual costs related to mine operations and development may differ from, and in some cases exceed the Company’s estimates.

The Company has limited operating history upon which it can base forecasts of estimated future production and operating costs for the Dolores Mine. Such forecasts derive estimates of production and cash operating costs from, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

  anticipated recovery rates of gold and other metals from the ore;

  cash operating costs in prior periods and of comparable facilities and equipment; and

  anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in production and cost forecasts may differ significantly from actual costs, and there can be no assurance that actual capital and operating costs will not be higher than currently anticipated or disclosed.

In addition, the Company’s calculations of cash costs and cash cost per ounce may differ from similarly titled measures of other companies and are not intended to be an indicator of projected operating profit.

Risks related to future drilling results.

The results of future drilling programs may not produce reserves and resources that can be mined or processed profitably. The results of drilling programs are, by their very nature, uncertain.

Reserves and resources are estimates and may yield less actual production.

Unless otherwise indicated, mineralization figures presented in filings of the Company with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists and the Company’s geologists. When making determinations about whether to advance any of its projects to development, the Company must rely upon such estimates as to the mineral reserves and grades of mineralization on its properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The Company cannot assure investors that:

  the estimates will be accurate;

  reserve, resource or other mineralization estimates will be accurate; or

  this mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital.

As the Company has only recently commenced production at the Dolores Mine, mineralization estimates, including reserve and resource estimates, for its properties may require adjustments or downward revisions based upon actual production experience. In addition, the grade of ore mined may differ from that indicated by its feasibility studies and drill results.

The resource estimates contained in public filings of the Company have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold and silver may render portions of the mineralization, reserve and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of the Dolores Mine and other projects. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Some of the Company’s properties, including the Northern Sonora properties, are in the exploration stage, which means that the Company has not established the presence of any proven and probable reserves. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on these properties.

The Company cannot assure investors that mineral recovery rates achieved in small scale tests will be duplicated in production scale.

Currency exchange rates affect financial performance and forecasts.

Gold is priced in U.S. dollars, but the Dolores Mine is located in Mexico, which results in revenues in U.S. dollars and certain costs priced in Mexican pesos. If the Mexican peso strengthens against the U.S. dollar, there would be an effect on the Dolores Mine cost structure (after translating into U.S. dollars), driving up costs while revenues would remain the same in U.S. dollar terms. The Company is also exposed to the Canadian dollar because its head office operations are located in Canada. As a result of these exposures, the Company’s financial performance and forecasts may be significantly affected by changes in international exchange rates.

Mining is inherently dangerous and subject to uncontrollable conditions or events that may have material adverse effects.

Mining is subject to various types of risks and hazards, including:

  environmental hazards;

  power outages;

  metallurgical and other processing problems;

  unusual or unexpected geological formations;

  structural cave-ins or slides;

  flooding, fire, explosions, cave-ins, landslides and rock-bursts;

  inability to obtain suitable or adequate machinery, equipment, or labour;

  metals losses; and

  interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities and other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to maintain or obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

The Company is subject to significant government regulation.

The Company’s primary properties, operations and exploration and development activities are in Mexico and are subject to extensive federal, state, territorial and local laws and regulations governing various matters, including:

  environmental protection;

  management and use of toxic substances and explosives;

  management of natural resources;

  exploration, development of mines, production and post-closure reclamation;

  export controls;

  price controls;

  regulations concerning business dealings with indigenous groups;

  labour standards, occupational health and safety, and mine safety; and

  historical and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties.

Activities are subject to environmental laws that may increase costs and restrict operations.

All of the Company’s exploration and production activities are in Mexico and the United States and are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in the Company’s operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse effect on the Dolores Mine or some other portion of the Company’s business, causing a re-evaluation of those activities.

All significant properties are located in Mexico, which may be subject to political, economic, and regulatory instability.

Most of the Company’s activities occur in Mexico and its business may be affected by possible political, economic, or regulatory instability in that country. The risks include, but are not limited to, political instability and violence, terrorism, military repression, extreme fluctuations in currency exchange rates, labour unrest, changing fiscal regimes, changes to royalty and tax regimes, uncertainty regarding enforceability of contractual rights and judgments and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in Mexico may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be predicted.

Failure to obtain permits, or failure to comply with permits that the Company has obtained, would adversely affect its business.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on mineral properties, require permits from various governmental authorities. All required permits for the Dolores Mine are in place and current. However, there can be no assurance that all future permits that the Company requires for its operations, including any construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that the Company has already obtained, would adversely affect its business.

Land reclamation requirements may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance.

Reclamation may include requirements to:

  control dispersion of potentially deleterious effluents; and

  reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. The Company has set up a provision for reclamation obligations for the Dolores Mine, but this provision may prove to be inadequate when the reclamation eventually takes place. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company may be required to fund additional reclamation work during the course of its mining activities.

In connection with its mining operations at the Dolores Mine, the Company has set up a plan and provision for reclamation work to actively remediate the property during operation of the mine.

The Company has estimated expenditures to carry out this work as part of its overall development plan. There can be no assurance, however, that the Company will not be required to fund additional reclamation work at Dolores or other sites which could have a material adverse effect on its financial position.

Potential failure to attract and retain qualified management for anticipated growth.

The Company is dependent on the services of highly skilled and experienced key executives and personnel focused on production at the Dolores Mine and managing its interests and on-going exploration programs on other properties. Management is also responsible for the identification of new opportunities for growth and funding. The Company is relatively small, and the loss of these persons or an inability to attract and retain additional highly skilled employees required for development activities may have a material adverse effect on the Company’s business or future operations. The failure to hire and retain qualified employees could adversely affect operations of the Dolores Mine. The Company does not maintain key-man life insurance on any of its key management employees.

Mineral properties may be subject to defects in title.

The Company owns, leases, or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute its property holdings. The ownership and validity or title of unpatented mining claims and concessions are often uncertain and may be contested. The Company also may not have, or may not be able to obtain, all necessary surface rights to develop a property. The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Its mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company may incur significant costs related to defending the title to its properties. A successful claim contesting its title to a property will cause the Company to lose its rights to explore and, if warranted, develop that property. This could result in the Company not being compensated for its prior expenditures relating to the property.

The Company has a history of losses and may incur losses in the future.

The Company has incurred losses for all years since inception, with the exception of 2010, and may incur net losses in the future. The Company’s net income or loss during each of the following periods is as follows:

  $6.1 million net income for the year ended December 31, 2010;

  $4.3 million net loss for the year ended December 31, 2009; and

  $29.1 million net loss for the year ended December 31, 2008.

The Company had an accumulated deficit of $123.4 million as of December 31, 2010, and an accumulated deficit of $129.6 million as of December 31, 2009.

The Company may incur additional losses unless and until such time as the Dolores Mine consistently generates sufficient revenues to fund continuing operations on a consolidated basis. The Company has committed and plans to continue to commit substantial capital and other resources to the operation and ongoing development of the Dolores Mine. The amount and timing of future expenditures will depend on a number of factors, including the progress of ongoing development and operations, the timing of development, the commercial viability of production and other factors, some of which are beyond the Company’s control. The Company cannot assure investors that it will ever achieve consistent profitability.

Intense competition exists for capital funding, and for producing and prospective properties.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties that produce, or are capable of producing, gold or other metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs, mining equipment and production equipment. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Potential conflicts of interests of directors and officers.

Mark H. Bailey, President, Chief Executive Officer, and a director of the Company and certain other officers and directors of the Company are directors of other publicly listed natural resource companies. Any conflicts that may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises in a matter to be discussed at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. All such matters involving senior management must be dealt with by the board of directors regardless of immateriality.

Difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF.

The Company is organized under the laws of Ontario, Canada and its principal executive office is located in the Province of British Columbia. A majority of its directors and officers, and some of the experts named in this AIF and the documents incorporated by reference herein, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult for investors in the United States or outside Canada to bring an action against directors, officers or experts who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof against those persons or the Company.

Adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively affect the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX.

As a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States Issuer, which may limit the information publicly available to our United States shareholders.

The Company is a foreign private issuer under applicable United States federal securities laws and, therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended and related rules and regulations (the "U.S. Exchange Act"). As a result, the Company does not file the same reports that a United States domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, its officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when its officers, directors and principal shareholders purchase or sell the Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer the Company is exempt from the proxy rules under the U.S. Exchange Act.

Potential dilution of present and prospective shareholdings.

In order to finance future operations and development efforts, the Company may raise funds through the issue of Common Shares or the issue of securities convertible into Common Shares. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

As at December 31, 2010, the Company had outstanding $52.1 million aggregate principal amount of its 2011 Notes, convertible into an aggregate of 4,784,833 Common Shares, and $36.2 million aggregate principal amount of its 2015 Notes, convertible into an aggregate of 3,027,152 Common Shares. Holders of the Notes may convert their Notes into Common Shares at the applicable conversion rate at their option at any time prior to maturity. Upon conversion, the Company will have the option to deliver cash, Common Shares or a combination of cash and Common Shares. If the Company chooses to issue Common Shares upon conversion, such issuances may adversely affect the prevailing market prices for the Common Shares.

The Company does not intend to pay cash dividends in the foreseeable future.

The Company has not declared or paid any dividends since its incorporation. The Company intends to retain earnings, if any, to finance the growth and development of its business and does not intend to pay cash dividends on the Common Shares in the foreseeable future. Any return on an investment in the Common Shares will come from the appreciation, if any, in the value of the Common Shares. The payment of future cash dividends, if any, will be reviewed periodically by the board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

The Common Shares are publicly traded and are subject to various factors that have historically made the Company's share price volatile.

The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of any of the Company's securities convertible into, or exchangeable for, Common Shares may also fluctuate significantly, which may result in losses to investors. The trading price, if applicable, of the Common Shares and any securities convertible into, or exchangeable for, Common Shares may increase or decrease in response to a number of events and factors, including:

  the Company's operating performance and the performance of competitors and other similar companies;

  volatility in metal prices;

  the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;

  changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector;

  changes in general economic and/or political conditions;

  the number of Common Shares to be publicly traded after any securities offering;

  the arrival or departure of key personnel; and

  acquisitions, strategic alliances or joint ventures involving the Company or its competitors, which, if involving the issue of Common Shares, or securities convertible into Common Shares, would result in dilution to present and prospective holders of Common Shares.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Company's success and are, therefore, not within the Company's control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares on the exchanges on which the Common Shares trade has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

DIVIDEND RECORD AND POLICY

The Company has not paid any dividends since incorporation and intends to retain earnings to finance the growth and development of its business. It does not intend to pay dividends on Common Shares in the immediate future. The payment of dividends in future will depend, among other factors, on earnings, capital requirements, and operating and financial condition.

If dividends or similar distributions are made to holders of Common Shares, there will be an adjustment to the conversion rate applicable to the Notes (see “Capital Structure”) such that additional Common Shares will be issued upon conversion of the Notes into Common Shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to “Management’s Discussion and Analysis”, dated February 24, 2011, which has been filed on SEDAR at www.sedar.com and is incorporated by reference in this AIF.

CAPITAL STRUCTURE

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. As at February 24, 2011, the Company had a total of 79,745,506 Common Shares issued and outstanding, all of which are fully paid and not subject to any future call or assessment. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Common Share carries the right to one vote.

Warrants

On December 11, 2008, the Company closed a CDN$40.020 million bought deal financing in which a syndicate of underwriters purchased 9,200,000 units from the Company for sale to the public at a price of CDN$4.35 per unit. Each unit consisted of one Common Share of the Company and one-half of one Common Sharewarrant. Each whole warrant entitles the holder to purchase one Common Share of the Company, at a price of CDN$5.00 per Common Share, on or before December 31, 2011. The warrants are listed and trade on the TSX under the symbol MFL.WT. At February 24, 2011 there were 4,598,350 warrants outstanding.

The warrants were issued in registered form under, and are governed by, an indenture dated December 11, 2008 (the “Warrant Indenture”) between the Company and Computershare Trust Company of Canada as warrant agent. The warrants will expire if not exercised prior to 5:00 p.m. (Vancouver time) on December 31, 2011. The Common Shares underlying the warrants, when issued upon exercise of the warrants, will be fully paid and non-assessable.

The warrants contain provisions for cashless exercise in certain limited circumstances, as described below, and there is no minimum or maximum amount that may be exercised at any one time. The warrants may be transferred or assigned. The Company may require payment of a sum sufficient to cover any taxes or governmental or other charges that may be imposed in connection with any registration of transfer or exchange of a warrant certificate.

The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(a)

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares at no additional cost to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution;

(b)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(c)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(d)

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per Common Share) of less than 95% of the “Current Market Price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(e)

the issuance or distribution to all or substantially all of the holders of Common Shares of securities of the Company (including securities exchangeable for or convertible into Common Shares), or other property or assets of the Company.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the warrants and/or exercise price per Common Share in the event of the following additional events:

(a)	re-classification of the Common Shares (other than as described above);

(b)

consolidation, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or

(c)

the transfer of the property or assets of the Company as an entirety or substantially as an entirety to another corporation or entity (other than transfers of the property or assets of the Company which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares).

No adjustment to the exercise price or the number of Common Shares purchasable upon the exercise of the warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price or a change in the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share, as the case may be.

Convertible Notes

In October, 2006 the Company issued $85 million of 2011 Notes, convertible into Common Shares at 91.9118 shares per $1,000 note (a conversion price of approximately $10.88 per share), or 7,812,500 shares in aggregate.

In November, 2010, the Company completed the exchange of an aggregate of $32.9 million of the principal due under the $85 million face value of the 2011 Notes for consideration of new 2015 Notes, in the aggregate principal amount of $36.2 million. Interest on the 2015 Notes is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2011. The 2015 Notes are convertible into Common Shares at approximately $11.97 per share. A total of 3,027,152 Common Shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, the Company has the option to settle all or a portion of the obligation in cash in respect of both the 2011 Notes and the 2015 Notes. The amount of cash to be paid will be equal to the number of Common Shares in respect of which the cash payment is being made multiplied by the daily volume-weighted average price of the Company’s shares for the 10 trading days commencing one day after the date of the Company’s notice of election to deliver all or part of the conversion consideration in cash if there has been no notice of redemption or the conversion date in the case of conversion following notice of redemption specifying the Company’s intention to deliver cash upon conversion.

The Notes are senior unsecured debt and rank on parity with all other existing and future senior unsecured debt and prior to all subordinated debt, of which, at December 31, 2010 and February 24, 2011 there is none. The Company may repurchase Notes in open market purchases or negotiated transactions without prior notice to holders.

The holders of the Notes are not afforded protection in the event of a highly leveraged transaction or a change in control except to the extent described below.

Additional shares may be issuable following the occurrence of certain corporate acts or events to compensate the noteholders for any such occurrence that causes economic loss to them.

Such possible events include issue by the Company of Common Shares as a dividend or other distribution of Common Shares; the issue of warrants (or similar rights) to purchase Common Shares for less than market price; the distribution to holders of the Company’s Common Shares, of assets, securities, debts receivable and the like, whether or not part of a “spin-off” transaction; payment of cash dividends; and purchase of the Company’s Common Shares for prices in excess of market prices.

If the Company is a party to a consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale of all or substantially all of its assets or other combination, in each case pursuant to which its Common Shares are converted into cash, securities, or other property, then at the effective time of the transaction, the right of a holder of Notes to convert will be changed into a right to convert them into the kind and amount of cash, securities and other property which holders of the Notes would have received if those holders had converted their Notes immediately prior to the transaction.

In the event of a fundamental change in the affairs of the Company, it shall be required to offer to purchase for cash all of the outstanding Notes. A “fundamental change “will be deemed to have occurred when any of the following occurs:

(1)	a “person” or “group” has become the “beneficial owner” of more than 50% of the voting power of the Company’s common equity;

(2)
consummation of any share exchange, consolidation, amalgamation, merger, statutory arrangement or other combination pursuant to which the Company’s Common Shares will be converted into cash, securities or other property or any sale, lease or other transfer of all or substantially all of the Company’s consolidated assets;

(3)	continuing directors cease to constitute at least a majority of the Company’s board of directors; or

(4)	the Company’s shareholders approve any plan or proposal for liquidation or dissolution.

A change in control will not be deemed to have occurred, however, if at least 90% of the consideration, in the transaction constituting the fundamental change consists of Common Shares or American Depository Shares that are traded or will be traded on a U.S. national exchange or on the TSX.

Stock Options

As at February 24, 2011, the Company also had a total of 3,415,000 options outstanding. The options are exercisable for up to five years from the dates of grant at prices ranging from CDN$8.76 to CDN$12.46.

MARKET FOR SECURITIES

The Company’s Common Shares are listed and posted for trading on the TSX under the stock symbol “MFL”, and on the Amex under the symbol “MFN”.

The following table gives the monthly trading ranges for the Company’s Common Shares and the daily average number of shares traded (“Volume”).

	Toronto Stock Exchange (prices in Canadian dollars)				NYSE Amex (prices in US dollars)
2010	High	Low	Close	Daily Avg. Volume	High	Low	Close	Daily Avg. Volume
January	12.27	9.76	9.82	234,136	11.76	9.11	9.16	424,122
February	11.45	9.67	10.40	178,543	10.69	9.06	9.81	415,817
March	10.69	9.32	9.39	283,046	10.38	9.16	9.26	442,087
April	10.58	9.12	10.19	338,110	10.46	9.10	10.06	574,654
May	10.49	9.08	9.39	284,793	10.21	8.25	8.84	711,724
June	10.01	9.01	9.49	286,536	9.85	8.57	8.91	594,717
July	9.44	8.51	8.85	138,727	9.02	8.24	8.57	348,297
August	9.98	8.74	9.84	161,022	9.39	8.44	9.19	294,227
September	11.23	9.39	10.05	243,744	10.88	9.00	9.81	774,320
October	10.12	8.77	8.96	281,059	9.94	8.53	8.81	522,874
November	10.47	8.57	9.98	338,118	10.35	8.47	9.80	843,529
December	11.95	9.77	10.92	335,400	11.88	9.67	11.04	695,954

The Company's outstanding warrants are listed for trading on the TSX under the symbol "MFL.WT". The following table gives the monthly trading ranges for the Company’s Warrants and the daily average number of Warrants traded.

	Toronto Stock Exchange (prices in Canadian dollars)
2010	High	Low	Close	Daily Avg. Volume
January	7.34	5.00	5.00	15,123
February	6.25	5.00	5.55	12,449
March	5.66	4.50	4.60	25,752
April	5.50	4.34	5.38	28,109
May	5.41	4.15	4.55	2,984
June	5.10	4.25	4.60	8,100
July	4.40	3.70	4.01	4,039
August	5.11	4.05	5.11	5,552
September	6.32	4.55	5.02	8,875

	Toronto Stock Exchange (prices in Canadian dollars)
October	5.02	4.02	4.19	9,242
November	5.66	3.73	5.11	12,265
December	7.06	5.04	6.12	16,332

PRIOR SALES

During 2010, the Company has issued the following securities:

Date of Grant/ Issuance	Price per Security (C$)	Number of Securities Issued
Common Shares issued on exercise of Warrants:

June 4, 2010	$5.00	750

August 30, 2010	$5.00	400

Stock options granted:

May 19, 2010	$10.02	540,000

August 23, 2010	$9.32	50,000

September 1, 2010	$9.52	50,000

Common Shares issued on exercise of stock options:

January 28, 2010	$9.00	10,000

May 20, 2010	$5.64	10,000

May 27, 2010	$5.64	35,000

June 8, 2010	$5.64	10,000

June 15, 2010	$5.64 (cashless)	4,157

June 16, 2010	$5.64 (cashless)	4,098

June 16, 2010	$5.64	10,000

June 17, 2010	$5.64	50,000

June 17, 2010	$5.64	15,500

Date of Grant/ Issuance	Price per Security (C$)	Number of Securities Issued

June 21, 2010	$5.64 (cashless)	14,584

June 23, 2010	$5.64 (cashless)	14,548

June 24, 2010	$5.64	3,000

July 9, 2010	$5.64 (cashless)	18,782

July 12, 2010	$5.64	10,000

September 21, 2010	$9.00 (cashless)	12,507

September 21, 2010	$9.57 (cashless)	8,549

September 28, 2010	$10.02 (cashless)	1,744

September 28, 2010	$9.76 (cashless)	3,755

December 15, 2010	$10.02	10,000

December 15, 2010	$9.57	15,000

December 15, 2010	$10.58	10,000

December 15, 2010	$9.76	10,000

Common Shares issued on equity offering:

December 20, 2010	$11.10	13,650,000

See the "Capital Structure" section of this AIF for discussion of convertible notes.

DIRECTORS AND OFFICERS

Each director is elected by the shareholders at the annual general meeting and holds office until the first annual general meeting following the director’s election (or appointment by the board to fill a vacancy). Each officer holds office at the pleasure of the board of directors.

Directors and Officers

Name and Place of Residence	Position with the Company	Principal Occupation	Director or Officer Since
Mark H. Bailey Washington, USA.	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	President - July 27, 1995 CEO – Oct. 31, 1995 Director – July 27, 1995

Name and Place of Residence	Position with the Company	Principal Occupation	Director or Officer Since
James M. Dawson(1)(2)(4) British Columbia, Canada	Director	President, Dawson Geological Consultants Ltd., a geological consulting company	Director - March 18, 1996
W. Robert Gilroy(2)(3)(4) Alberta, Canada	Director	Advisor to the mining industry	Director – November 8, 2010
H. Leo King(1)(2)(3)(4) British Columbia, Canada	Director	President, H. Leo King & Associates Inc., a geological consulting services company	Director - May 15, 1996
Robert L. Leclerc(1)(2)(3) Nevada, USA.	Director & Non-Executive Chairman	Business Consultant, Non-Executive Chairman of the Company	Director - March 27, 1997 Chairman - June 10, 2004
Tench C. Page Nevada, USA	Vice President, Exploration	Vice President, Exploration of the Company	Vice President - July 27, 1995
Greg D. Smith British Columbia, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of the Company	CFO – November 15, 2006 Vice President, Finance – May 20, 2009
Laurence Morris Staffs, England	Vice President, Operations	Vice President, Operations of the Company	Vice President- September 1, 2010
Lois-Ann L. Brodrick Alberta, Canada	Corporate Secretary	Business Consultant	Corporate Secretary - March 10, 2008

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating Committee.
(4)	Member of the Technical and Commercial Oversight Committee.
(5)	W. Robert Gilroy replaces Anthonie Luteijn, who retired from the Board of Directors in November, 2010.

Further information on directors and committees of directors will be contained in the Management Information Circular when filed on SEDAR.

Each of these individuals has been engaged in the principal occupation set forth opposite his name during the past five years except for: Greg D. Smith, who, from March 2006 to October 2006 was the Manager, Risk of Goldcorp Inc., a mining company, and prior thereto was employed by KPMG LLP, Chartered Accountants, Vancouver BC in several positions, most recently as Manager, Mining Assurance Group; Laurence Morris, who from July 2005 to September 2010 was employed by First Quantum Minerals in several positions, most recently as Mine Manager of the Kansanshi Copper Mine in Zambia; H. Leo King, who until October, 2009 was also President of International Barytex Resources Ltd.; and W. Robert Gilroy who, from May, 2003 to July, 2008 was Vice President, Operations for Nuna Logistics Limited, a private company providing heavy construction services in Northern Canada.

Shareholdings of Directors and Officers

To the best of the Company’s knowledge, as at February 24, 2011, directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 1,425,302 Common Shares (not including Common Shares issuable upon the exercise of stock options) of the Company, representing 2% of the then outstanding Common Shares.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors, officers and members of management of other public companies and, therefore, it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. (See “Risk Factors – Conflicts of Interest”)

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their abilities in accordance with the obligations imposed upon them by law.

AUDIT COMMITTEE

The Audit Committee comprises Robert L. Leclerc, James M. Dawson and H. Leo King, all of whom, in the opinion of the directors, are independent and are financially literate.

Mr. Leclerc is a lawyer, and was the chief executive officer of a large law firm from 1993 to 1996. From 1997 to 2003 he was chief executive officer of a public company in the business of mining precious metals that was listed for trading in Canada and the USA. In those capacities he was ultimately responsible for the activity and authority of the chief financial officers who reported to him, and for the implementation and maintenance of internal control systems and for compliance with the required public reporting.

Mr. Dawson has been a professional geologist for over thirty years, and has been a director of public companies in the mineral resource industry for twenty years. Also, he has managed his own consulting geological firm for many years. In these capacities he has acquired knowledge and understanding of the financial issues and accounting principles that are relevant in assessing this Company’s financial disclosures and internal control systems.

Mr. King is a professional geologist and has twenty years of experience in senior executive positions within the base and precious metals mining industry. He is the president and a director of a public company, and his responsibilities have included the operation of internal control systems and compliance with public financial disclosure requirements. In discharging these responsibilities Mr. King has acquired the requisite skill and knowledge in understanding the accounting principles, and their application, adopted by this Company in its financial disclosures.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the President and Chief Executive Officer and the Chief Financial Officer of the Company, and the independent auditors, to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements and the MD&A, reviews and approves the interim financial statements and MD&A, and undertakes other activities required by regulatory authorities.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

The following table shows the aggregate fees in United States dollars billed to the Company by KPMG.

Audit fees	2010	2009
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual consolidated financial statements and review of quarterly consolidated financial statements and financial statements of subsidiaries.	$281,289	$249,282
Audit related fees
Services provided for statutory and regulatory filings or engagements, including equity financings.	39,991	53,698
Tax fees
Tax compliance, taxation advice and tax planning for international operations	38,228	65,582
All other fees
Other fees paid for products and services other than the services reported above	-	-

TRANSFER AGENT AND REGISTRAR

The Company’s Transfer Agent and Registrar for its Common Shares and Warrants is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

With the exception of the credit agreement with BNS described elsewhere in this AIF, the Company is not a party to any contract outside the ordinary course of its business or on which it is substantially dependent. The Company believes that the credit agreement is one for which alternative financing was available at substantially comparable terms.

INTERESTS OF MANAGEMENT AND EXPERTS

Mark H. Bailey, M.Sc., P.Geo., a director and President and Chief Executive Officer of the Company is a "qualified person" as defined in NI 43-101. Mr. Bailey has authored or co-authored a number of internally prepared technical reports with respect to the Company’s mineral properties. He is also noted in several news releases issued by the Company as having supervised the preparation of the technical information contained in those releases. Mr. Bailey expects to stand for re-election as a director when his term expires. He owns 595,005 Common Shares of the Company and 628,300 options to purchase Common Shares as at February 24, 2011.

The Company has filed a study dated March 25, 2008 by Gustavson Associates, LLC entitled "Technical Report for the Dolores Heap Leach Project in Mexico", which is available on SEDAR at www.sedar.com. The principal authors of that report are William Crowl and Donald Hulse, each of whom is a "qualified person" as defined in NI 43-101. To the best of the Company’s knowledge, neither Gustavson nor William Crowl held any interest in the Company at the time the report was prepared. Donald Hulse was previously employed by, and held certain interests in, the Company and was not independent as defined by NI 43-101 at the time the report was prepared.

On July 27, 2007 the Company filed an independent study by Chlumsky, Armbrust & Meyer, LLC entitled "Technical Report Dolores Gold-Silver Project, Chihuahua State, Mexico", which is available on SEDAR at www.sedar.com. The principal authors of the report were Richard L. Nielsen, and Robert L. Sandefur, each of whom is an independent "qualified person" as defined in NI 43-101. The report is available on SEDAR at www.sedar.com. To the best of the Company’s knowledge, none of CAM, Richard L. Nielsen, or Robert L. Sandefur, held any interest in the Company at the time the report was prepared.

On April 13, 2006, the Company filed a bankable-level feasibility study by Kappes, Cassiday & Associates ("KCA") entitled "Technical Report For the Dolores Heap Leach Project In Mexico", dated April 11, 2006, which is available on SEDAR at www.sedar.com. To the best of the Company’s knowledge, neither KCA, nor any individual who participated in the preparation of the report held any interest in the Company at the time the report was prepared.

On October 21, 2009, the Company filed a NI 43-101 compliant technical report titled “Technical Report on the La Bolsa Property, Sonora, Mexico” by Sacrison Engineering dated October 16, 2009 and available on SEDAR at www.sedar.com. The principal authors of the report are Ralph R. Sacrison and David Linebarger, each of whom is a "qualified person" as defined in NI 43-101. To the best of the Company’s knowledge, neither Ralph Sacrison nor David Linebarger held any interest in the Company at the time the report was prepared.

On January 14, 2010, the Company filed an amended and restated NI 43-101 compliant technical report titled “Technical Report, La Bolsa Project, Pre-Feasibility” by Sonoran Resources, LLC and The Mines Group, Inc. dated January 10, 2011 and available on SEDAR at www.sedar.com. The principal authors of the report are Anthony E.W. Crews, Joel Primitivo Sanchez Campos, Juan Rafael Sanchez Campos, Kenneth L. Myers and Laurence J. O’Connor, each of whom is a "qualified person" as defined in NI 43-101. To the best of the Company’s knowledge, none of the principal authors held any interest in the Company at the time the report was prepared.

KPMG LLP, our independent auditors, have audited our consolidated financial statements for the year ended December 31, 2010. As of the date hereof, KPMG LLP has confirmed they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the professional and regulatory requirements of the United States.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, except as disclosed above.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com

Further information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities, if applicable, will be contained in the Company’s Management Information Circular when filed. Additional financial information is provided in the Company’s comparative consolidated financial statements and MD&A for the year ended December 31, 2010, which may be found on SEDAR at www.sedar.com.

Appendix

to Annual Information Form dated February 24, 2011

MINEFINDERS CORPORATION LTD.

CHARTER OF THE AUDIT COMMITTEE

The number of members of the Committee will be at least three, none of whom are officers or employees of the Corporation or any of its affiliates or subsidiaries and all of whom are, in the view of the Board of Directors of the Corporation, free of any relationship that would interfere with the exercise of independent judgment. Qualification for committee membership shall, in addition, comply with applicable securities regulatory requirements.

The Committee shall:

(a)	recommend annually to the Board the independent auditors to be appointed by the shareholders of the Corporation and the compensation of the independent auditors;

(b)

review with the independent auditors the annual audit plan including, but not limited to, the scope of the work to be carried out by the independent auditors, any significant problems that the auditors are able to foresee, the impact on the financial statements and the Corporation of any new or proposed changes in accounting principles;

(c)

review the annual financial statements, including notes, with the independent auditors and recommend them to the Board for approval prior to release to the public or filing with securities regulatory authorities;

(d)	review the quarterly financial statements with the independent auditors prior to release to the public or filing with securities regulatory authorities;

(e)	review all Management Discussion and Analysis and earnings press releases before the Corporation publicly discloses this information;

(f)	report immediately to the Board any instances of fraud or misappropriation of assets that come to the attention of the Committee;

(g)

receive from the independent auditors a formal written statement delineating all relationships between the auditors and the Corporation, consistent with applicable accounting standards, and actively engage in a dialogue with the auditors with respect to any disclosed relationships or services that may have an impact on their objectivity and independence;

(h)	take, or recommend that the full Board take, appropriate action to oversee the independence of the auditors;

(i)

as to management of the Corporation generally: (i) ensure that an adequate internal control structure and procedures for financial reporting are established and maintained; (ii) periodically assess the effectiveness of such structures and procedures, as well as secure appropriate reports or attestations from the independent auditors in respect thereof; and (iii) review budgets and periodically assess actual spending compared with budgeted amounts;

(j)	be directly responsible for overseeing the work of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting;

(k)	pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by the independent auditors;

(l)

establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(m)	undertake and perform such other duties as may be required of the Committee by applicable law or regulation.

In performing its functions and duties:

(aa)	the Committee shall meet at least quarterly with management and the independent auditors to discuss the accounts, records and financial position of the Corporation;

(bb)	the members of the Committee may inspect all the books and records of the Corporation;

(cc)	the Committee may, in its discretion and at the expense of the Corporation, engage financial and other advisors; and

(dd)	the Committee shall have the authority to communicate directly with the internal and independent auditors.

The Committee is responsible for the duties set forth in this charter but is not responsible for either the preparation of the financial statements or the auditing of the financial statements. Management has the responsibility for preparing the financial statements and the independent auditors have the responsibility for auditing the financial statements. The review of the financial statements by the Committee is not of the same quality as the audit performed by the independent auditors.

This charter was adopted by the Board of Directors of Minefinders Corporation Ltd. on April 1, 2003 and amended on November 10, 2005